UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

TeleCommunication Systems, Inc.
(Name of Subject Company)

TeleCommunication Systems, Inc.
(Name of Person Filing Statement)

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)
87929J103
(CUSIP Number of Class of Securities)
Maurice B. Tosé
President and Chief Executive Officer
TeleCommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401
(410) 263-7616
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
Kenneth L. Henderson
Tara Newell
Bryan Cave LLP
1290 Avenue of the Americas
New York, New York 10104
(212) 541-2000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.
Subject Company Information.

Name and Address.
The name of the subject company is TeleCommunication Systems, Inc., a Maryland corporation (the “Company”). The address of the Company’s principal executive office is 275 West Street, Annapolis, Maryland 21401. The telephone number of the Company’s principal executive office is (410) 263-7616.
Securities.
The title of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this “Schedule 14D-9”) relates are the Company’s Class A common stock, par value $0.01 per share (the “Class A Common Stock”), and Class B common stock, par value $0.01 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). As of December 3, 2015, there were (i) 57,982,593 shares of Class A Common Stock outstanding and (ii) 4,801,245 shares of Class B Company Stock outstanding.
Item 2.
Identity and Background of Filing Person.

Name and Address.
The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”
Tender Offer.
This Schedule 14D-9 relates to the tender offer by Typhoon Acquisition Corp., a Maryland corporation (“Purchaser”) and a wholly owned subsidiary of Comtech Telecommunications Corp., a Delaware corporation (“Parent”), to purchase any and all of the issued and outstanding shares of Common Stock (the “Company Shares”) at a price per Company Share of  $5.00 (the “Offer Price”), net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on December 7, 2015. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) hereto, respectively, and are incorporated by reference herein.
The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 22, 2015, by and among Parent, Purchaser and the Company (as it may be amended or supplemented from time to time, the “Merger Agreement”). The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Maryland General Corporation Law, as amended (the “MGCL”), Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation (the “Surviving Corporation”) as a wholly owned subsidiary of Parent. Because the Merger will be governed by Section 3-106.1 of the MGCL, no stockholder vote will be required to consummate the Merger.
The Merger Agreement includes a remedy of specific performance and is not subject to a financing condition. The obligation of Purchaser to purchase the Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn a number of Company Shares (not including any Company Shares tendered pursuant to guaranteed delivery procedures unless and until such shares are actually delivered in accordance with the terms of the Offer) that, when added to the Company Shares then owned by Parent or Purchaser or their respective subsidiaries (if any), represents at least a majority of the total number of outstanding Company Shares entitled to vote on the matter, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the absence of any law or order by any governmental authority of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its subsidiaries, or Parent or any of its subsidiaries, engage in material business activities that would prohibit, declare unlawful, enjoin or otherwise prevent the consummation of the Offer or the Merger or any of the transactions contemplated by the Merger Agreement, (iv) the accuracy of the representations and warranties contained in the Merger Agreement (subject to certain materiality standards), (v) material compliance with covenants contained in the Merger Agreement, (vi) two business days (or such fewer number of business days that remain before the end of the Marketing Period (as defined in the Merger Agreement) and March 22, 2016) having passed after completion of the Marketing Period), and (vii) the Merger Agreement shall not have been terminated in accordance with its terms.
At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any Company Shares, each outstanding Company Share (other than any Company Shares owned immediately prior to the effective time of the Merger by Parent or Purchaser or any subsidiary of Parent, Purchaser or the Company) will be canceled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less any applicable withholding taxes. In addition, at the Effective Time, (i) each outstanding option to purchase Company Shares (each, a “Company Option”) will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of  (A) the excess, if any, of  (1) the Offer Price over (2) the exercise price per share of such Company Option, and (B) the number of Company Shares underlying such Company Option as of the Effective Time, and (ii) each outstanding award of Company Shares that is subject to forfeiture or other restrictions (each, a “Company Restricted Share”) will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of  (A) the Offer Price, and (B) the number of Company Shares underlying such Company Restricted Share as of the Effective Time. Each Company Option, whether vested or unvested, and each Company Restricted Share that is vested will be paid as promptly as practicable after the Effective Time through the Company’s payroll systems. To the extent a Company Restricted Share is unvested as of the Effective Time, the corresponding cash amount will be earned and paid subject to the same vesting schedule and other vesting terms and conditions which applied to such Company Restricted Share as of the Effective Time. The Merger Agreement is summarized in the Offer to Purchase in Section 11 under the heading “Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. The expiration date of the Offer is 12:00 midnight, New York City time, at the end of the day on Tuesday, January 5, 2016, subject to extension in certain circumstances set forth in the Merger Agreement and described in the Offer to Purchase.
Parent has formed Purchaser for the purpose of effecting the Offer and the Merger. The Offer to Purchase states that Parent’s and Purchaser’s principal executive offices are located at 68 South Service Road, Suite 230, Melville, New York 11747. Their telephone number at this location is (631) 962-7103.
The Company has made information relating to the Offer available online at http://www.telecomsys.com and the Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.
Item 3.
Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, to the knowledge of the Company as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflict of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements with Purchaser and Parent.
Merger Agreement
The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated by reference herein. Such summary and description are qualified in their entirety by reference to the Merger Agreement.
The Merger Agreement has been included to provide investors and stockholders with information regarding the terms of the agreement. It is not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
Confidentiality Agreement
On July 13, 2015, the Company and Parent entered into a confidentiality and non-disclosure agreement (the “Confidentiality Agreement”), pursuant to which, among other things, Parent agreed, subject to certain exceptions, to keep confidential certain non-public information about the Company in connection with the consideration of a potential business relationship and/or transaction between the parties. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading “Nondisclosure Agreement” is incorporated by reference herein.
Support Agreements
On November 22, 2015, each of Maurice B. Tosé, the Company’s Chairman, President and Chief Executive Officer, and Jon B. Kutler, a director of the Company, acting solely in their respective capacities as stockholders of the Company, entered into a Tender and Support Agreement with Parent, Purchaser and the Company (the “Support Agreements”), pursuant to which each agreed, among other things, to tender Company Shares held or beneficially owned by them, as applicable in accordance with the terms of their respective Support Agreements, pursuant to the Offer. The summary of the Support Agreements contained in the Offer to Purchase in Section 11 under the heading “Tender and Support Agreement” is incorporated herein by reference. Such summary does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, which are filed as Exhibits (e)(2) and (e)(3) hereto and are incorporated herein by reference.
Teaming Agreements
On each of March 25, 2010, May 18, 2011 and April 9, 2013, a Parent subsidiary, Comtech Systems, Inc. (“CSI”), entered into separate teaming agreements with the Company (collectively, and as thereafter amended, supplemented or modified, the “Teaming Agreements”). The Teaming Agreements relate to the “WWSS IDIQ” contract vehicle and Global Tactical Advanced Communication Systems (GTACS) Programs, each of which is a multiple award contract vehicle program (together, the “Programs”), including the manufacture and sale of short range troposcatter communications equipment relating thereto (specifically “SIPR/NIPR Access Point (SNAP) VSAT” terminals and other related equipment). The purpose of the Teaming Agreements is to establish a teaming relationship between the parties to offer the United States government a combination of capabilities to achieve optimum performance, cost and delivery for the requirements of the applicable Program, which includes the joint preparation of proposals in response to the solicitation and for the work to be performed under a resultant contract with the United States government or one of its affiliates, which may be implemented by one or more of the following means: (i) task orders under the contracts for either Program; (ii) other contract vehicle opportunities; or (iii) separate open market transactions. CSI serves as the subcontractor under each Teaming Agreement and has agreed to provide, among other things, certain technical, management and pricing proposals for services in support of the Company’s proposed performance of projects in respect of each Program.
This summary of the Teaming Agreements does not purport to be complete and is qualified in its entirety by reference to the complete text of the Teaming Agreements, which are filed as Exhibits (e)(5), (e)(6) and (e)(7) hereto and are incorporated herein by reference.
Arrangements with Current Executive Officers and Directors of the Company.
The Company’s executive officers and members of the board of directors of the Company (the “Company Board”) may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company’s stockholders generally. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.
Consideration for Company Shares Tendered Pursuant to the Offer
If the directors and executive officers of the Company who own Company Shares tender their Company Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of December 7, 2015, the directors and executive officers of the Company and their affiliates beneficially owned in the aggregate 9,907,100 Company Shares, which for purposes of this subsection excludes any Company Shares issuable upon exercise or settlement of Company Options and Company Restricted Shares held by such individuals. If the directors and executive officers and their affiliates were to tender all of such Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser, the directors and executive officers and their affiliates would receive an aggregate of  $49,535,500 in cash, without interest, less any required withholding taxes. For a description of the treatment of Company Options and Company Restricted Shares held by the directors and executive officers of the Company, see below under the heading “— Merger Agreement — Effect of the Merger on Stock Awards.”
The following table sets forth, as of December 7, 2015, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him, her or it (excluding Company Shares underlying Company Options and Company Restricted Shares), assuming such individual or his or her affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser. Each of Messrs. Tosé and Kutler has agreed, solely in his capacity as stockholder of the Company, to tender all of his Company Shares, as well as any additional Company Shares that he may acquire, to Purchaser in the Offer. See Item 3 above under the heading “Arrangements with Purchaser and Parent — Support Agreements.”

Name	Number of Shares	Consideration Payable in Respect of Company Shares
Executive Officers
Maurice B. Tosé	5,054,294	$25,271,470
Richard A. Young	337,311	$1,686,555
Thomas M. Brandt, Jr.	515,492	$2,577,460
Timothy J. Lorello	301,710	$1,508,550
Non-Employee Directors
Don Carlos Bell, III	110,228	$551,440
James M. Bethmann	107,511	$537,555
Jan C. Huly	109,058	$545,290
A. Reza Jafari	109,178	$545,890
Jon B. Kutler	3,086,557	$15,432,785
Weldon H. Latham	165,413	$827,065
Michael P. Madon	10,288	$51,440
Merger Agreement
Effect of the Merger on Stock Awards
Stock Options.   Pursuant to the Merger Agreement, at the Effective Time, each Company Option will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of  (A) the excess, if any, of  (1) the Offer Price over (2) the exercise price per share of such Company Option, and (B) the number of Company Shares underlying such Company Option as of the Effective Time. Each Company Option, whether vested or unvested, will be paid as promptly as practicable after the Effective Time through the Company’s payroll systems.
The table below sets forth information regarding the Company Options held by each of the Company’s executive officers and directors as of December 7, 2015.
Name	Number of Company Options	Value of Company Options
Executive Officers
Maurice B. Tosé	1,612,435	$2,800,633
Richard A. Young	908,556	$1,522,442
Thomas M. Brandt, Jr.	786,060	$1,393,976
Timothy J. Lorello	318,949	$524,781
Non-Employee Directors
Don Carlos Bell, III	—	$—
James M. Bethmann	—	$—
Jan C. Huly	—	$—
A. Reza Jafari	—	$—
Jon B. Kutler	—	$—
Weldon H. Latham	—	$—
Michael P. Madon	—	$—

Restricted Shares.   Pursuant to the Merger Agreement, at the Effective Time, each outstanding Company Restricted Share will be canceled and converted into the right to receive an amount in cash, if any, without interest and less the amount of any tax withholdings, equal to the product of  (A) the Offer Price, and (B) the number of Company Shares underlying such Company Restricted Shares as of the Effective Time. Each Company Restricted Share that is vested will be paid as promptly as practicable after the Effective Time through the Company’s payroll systems. To the extent a Company Restricted Share is unvested as of the Effective Time, the corresponding cash amount will be earned and paid subject to the same vesting schedule and other vesting terms and conditions which applied to such Company Restricted Share as of the Effective Time.
The table below sets forth information regarding the Company Restricted Shares held by each of the Company’s executive officers and directors as of December 7, 2015.
Name	Number of Restricted Shares	Value of Restricted Shares
Executive Officers
Maurice B. Tosé	253,615	$1,268,075
Richard A. Young	147,261	$736,305
Thomas M. Brandt, Jr.	117,809	$589,045
Timothy J. Lorello	58,905	$294,525
Non-Employee Directors
Don Carlos Bell, III	6,860	$34,300
James M. Bethmann	6,860	$34,300
Jan C. Huly	6,860	$34,300
A. Reza Jafari	6,860	$34,300
Jon B. Kutler	6,860	$34,300
Weldon H. Latham	6,860	$34,300
Michael P. Madon	6,860	$34,300
Incentive Equity Awards
Incentive equity awards granted to certain employees, including named executive officers, in March of 2015 will be cancelled at the Effective Time pursuant to the terms of the plan under which they were granted, assuming none of the applicable performance criteria are satisfied prior to that date. The Company does not expect any of the performance criteria to be satisfied by that date. One exception to the expected cancellation of these awards pertains to the incentive equity award granted to Mr. Tosé, as explained in more detail under the heading below titled “Named Executive Officer Golden Parachute Compensation.”
Company ESPP
Under the Merger Agreement, the Company is obligated to suspend any offering period under the Company’s Employee Stock Purchase Plan (“ESPP”) that is in progress as of the date of the Merger Agreement, and no offering period will be commenced after the date of the Merger Agreement. The Company must terminate the ESPP prior to the Effective Time.
Continuing Employees
The Merger Agreement provides that for a period commencing as of the Effective Time and ending on December 31, 2016 (or, if earlier, the date of termination of the applicable continuing employee), each employee of the Company and any of its subsidiaries who, as of the date of the closing of the Merger (the “Closing Date”), remains in the active employment of the Company or any of its subsidiaries will receive (i) an annual rate of salary or wages and annual incentive opportunities (excluding equity or equity-based compensation or incentive opportunities) that are, in each case, substantially comparable in the aggregate to those provided by Parent to its similarly situated employees in the same or comparable geographic locations, and (ii) employee benefits (excluding equity or equity-based compensation or incentive opportunities) that are substantially comparable to the employee benefits provided by Parent to its similarly situated employees in the same or comparable geographic locations. In addition, the flexible spending accounts maintained under the Company’s cafeteria plan will continue to be maintained through a date ending no earlier than the last day of the calendar year in which the Effective Time occurs, unless such accounts are merged prior thereto into successor arrangements maintained by the Surviving Corporation.
The Merger Agreement further provides that with respect to each employee benefit plan in which any continuing employee participates, for purposes of determining eligibility to participate, vesting and entitlement to benefits, the Surviving Corporation will recognize the service of each continuing employee with the Company or its subsidiaries as if such service had been performed with Parent with respect to any plans or programs in which continuing employees are eligible to participate after the Effective Time for all purposes under such plans or programs except with regard to benefit accrual purposes under any defined benefit retirement plan of any type or eligibility to participate in or vesting under any equity or equity-based compensation plans, except, in each case, to the extent such treatment would result in duplicative benefits or require recognition of service under a newly established plan for which service is not taken into account for employees of Parent.
The Merger Agreement further provides that with respect to any welfare plan maintained by Parent in which continuing employees are eligible to participate after the Effective Time, Parent will use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and limitations, exclusions, actively-at-work requirements, waiting periods and any other restriction that would prevent immediate or full participation under any welfare benefit plan maintained by the Surviving Corporation with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions were satisfied or did not apply to such employees under the welfare plans or comparable welfare plans maintained by the Company prior to the Effective Time and (ii) provide each continuing employee with credit for any co-payments and deductibles paid prior to the Effective Time in the same plan year in which the Effective Time occurs in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under the relevant welfare benefit plan in which continuing employees participate from and after the Effective Time, as if there had been a single continuous employer, to the extent credited under the welfare plans maintained by the Company prior to the Effective Time.
Pursuant to the Merger Agreement, unless otherwise requested by Parent at least ten days prior to the Closing, the Company will terminate its 401(k) plan prior to the Closing Date, in which case Parent will cause each continuing employee who participated in the Company’s 401(k) plan to be allowed to participate in a 401(k) plan sponsored and maintained by Parent or an affiliate, and will credit such continuing employees with eligibility and vesting service for all periods of service with the Company to the extent credited under the Company’s 401(k) plan. In addition, Parent will accept rollover contributions of eligible rollover distributions, including loans, from the Company’s 401(k) plan.
Other Compensatory Arrangements with Executive Officers and Directors
Pursuant to their employment agreements, if the employment of any named executive officer of the Company (other than Mr. Tosé) is terminated by the Company without good cause or by the named executive officer for good reason, in each case coincident with or within twelve months after a change in control, then he is entitled to receive, subject to his execution, delivery and non-revocation of a release of claims, the following amounts: (i) one year’s salary (except for Mr. Richard Young, Chief Operating Officer, who is entitled to two years’ salary) paid in a lump sum; (ii) base salary continuation for six months or such longer period remaining in the term of the named executive officer’s employment agreement; and (iii) any earned bonus for which payment has been allocated but not yet made.
In the event of termination within twenty-four months of a change in control, Mr. Tosé is entitled to receive, subject to his execution, delivery and non-revocation of a release of claims, (i) a lump sum payment equal to three times the sum of his base salary plus the target amount of his annual bonus in effect for the year of termination and (ii) reimbursement for family health coverage premiums plus applicable income and payroll taxes under the Company’s group health plan for the period of his life and the life of his spouse. In addition, in connection with entering into the Merger Agreement, the Company amended its employment agreement with Mr. Tosé to provide that the payments described above due to Mr. Tosé would also be due in the event his employment with the Company is terminated by the Company without good cause or by Mr. Tosé for good reason, in each case between the date of the Merger Agreement and a change in control. The amendment also provides that it will be null and void upon any termination of the Merger Agreement.
The employment agreements of certain named executive officers of the Company are up for renewal at the end of January 2016. The foregoing payments and benefits are described in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 28, 2015 under “Executive Compensation,” which is incorporated herein by reference.
Please also see the description of certain severance payments and benefits below in Item 8 under the heading “Additional Information — Named Executive Officer Golden Parachute Compensation.”
Director and Officer Indemnification and Insurance
Until the sixth anniversary of the Effective Time, Parent and the Surviving Corporation will indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries (the “Indemnified Persons”) against any costs, expenses or losses in connection with any action arising out of or pertaining to the fact that the Indemnified Person is or was a director, officer, employee or fiduciary of the Company or any of its subsidiaries or is or was serving at the request of, or to represent the interest of, the Company or any of its subsidiaries as a director, officer, partner, member, trustee, fiduciary, employee or agent of any other entity whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with the Merger Agreement), and provide advancement of expenses to the Indemnified Persons, to the fullest extent permitted by applicable law. Neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment for which indemnification could be sought by an Indemnified Person unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such claim.
The Company shall, and if the Company is unable to, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for non-cancellable “tail” insurance policies with a claims period of at least six years from the Effective Time with respect to directors’ and officers’ liability insurance policies and fiduciary liability insurance policies (the “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and levels of coverage at least as favorable to the insured individuals as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with the Merger Agreement). However, the Company and the Surviving Corporation shall not be required to pay for such “tail” insurance policies a one-time premium in excess of 300% of the Company’s current annual premium for D&O Insurance (the “Premium Cap”). If the Company and the Surviving Corporation fail to obtain such “tail” insurance policies, the Surviving Corporation will continue to maintain in effect D&O Insurance for a period of at least six years from the Effective Time, with terms, conditions, retentions and levels of coverage at least as favorable as provided in such existing D&O Insurance, from insurance carriers with the same or better claims-paying ability ratings as the Company’s current D&O Insurance carriers. However, the Surviving Corporation shall not be required to pay for such D&O Insurance an annual premium in excess of the Premium Cap.
Arrangement with Certain Stockholders.
On January 30, 2015, the Company entered into an agreement (the “BD Agreement”) with Steven R. Becker, Matthew A. Drapkin, BC Advisors, LLC, Becker Drapkin Management, L.P., Becker Drapkin Partners (QP), L.P., and Becker Drapkin Partners, L.P. (collectively, the “Shareholder Group”). Under the BD Agreement and subject to the terms of the BD Agreement, the Shareholder Group withdrew its notice, dated January 29, 2015, to the Secretary of the Company stating its intention to nominate three directors for election to the Company Board at the Company’s 2015 Annual Meeting of Stockholders (the “2015 Annual Meeting”). Pursuant to the BD Agreement, on March 1, 2015, (i) the Company increased the size of the Company Board from eight to nine directors, (ii) Michael P. Madon was appointed to the Company Board as a “Class I” director and to the Compensation Committee of the Company Board, (iii) Don Carlos Bell, III was appointed to the Company Board as a “Class III” director and to the Nominating and Governance Committee of the Company Board, and (iv) Richard A. Young, Executive Vice President and

Chief Operating Officer of the Company, tendered his resignation from the Company Board. As required by the BD Agreement, the Company Board nominated Messrs. Madon and Bell as nominees for election to the Company Board at the 2015 Annual Meeting. At the 2015 Annual Meeting, Mr. Madon was elected to serve for a term of two years and Mr. Bell was elected to serve for a term of one year, until their respective successor is duly elected and qualifies, unless prior to that date either Mr. Madon or Bell have resigned or otherwise left office. In addition, the Company has agreed to nominate, at the Company’s 2016 annual meeting of stockholders, Mr. Bell for election to the Board as a “Class III” director. Under the BD Agreement, the Company Board also provided a limited waiver to the Shareholder Group of the Maryland Business Combination Act and the Maryland Control Share Acquisition Act.
Pursuant to the BD Agreement, the Shareholder Group has agreed to abide by certain standstill obligations from the date of the BD Agreement until the earlier of December 31, 2016 or the date, if any, that the Company breaches certain provisions of the BD Agreement (the “Standstill Period”). During the Standstill Period, each member of Shareholder Group is prohibited from, among other things and subject to certain limited exceptions: (i) acquiring, offering to acquire or agreeing to acquire, alone or in concert with any other person, beneficial ownership in excess of 12% of the outstanding Company Shares, (ii) engaging in activities to control or influence the governance or policies of the Company, including by nominating candidates for election to the Company Board or opposing candidates nominated by the Company Board, submitting stockholder proposals, calling or attempting to call special stockholder meetings, or soliciting proxies or written consents of stockholders, (iii) participating in any “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and (iv) disparaging the Company, any member of the Company Board, or the Company’s management.
Retained Executive Firm.
In 2014, the Company paid approximately $78,900 to Caldwell Partners International with respect to its executive recruiting. Mr. James M. Bethmann, a director of the Company, is a Managing Partner of the Caldwell Partners International, a retained executive search firm.
Item 4.
The Solicitation or Recommendation.

Recommendation of the Company Board.
At a meeting of the Company Board held on November 21, 2015, acting upon the unanimous recommendation of the special committee of independent, disinterested directors of the Company formed for the purpose of, among other things, evaluating and making a recommendation to the Company Board with respect to the Merger Agreement and the transactions contemplated thereby, the Company Board unanimously: (i) determined that the Offer and the Merger are in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Merger Agreement and approved the Offer, the Merger, the other transactions contemplated by the Merger Agreement and all other actions or matters necessary or appropriate to give effect to the foregoing and (iii) resolved, upon the terms and subject to the conditions set forth in the Merger Agreement, to recommend that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.
Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer.
A copy of the letter to the Company’s stockholders communicating the Company Board’s recommendation is filed as Exhibit (a)(9) to this Schedule 14D-9 and is incorporated herein by reference.
Background and Reasons for the Company Board’s Recommendation.
Background of the Offer
The Company Board and the Company’s management regularly review the Company’s operating and strategic plans, both near-term and long-term, as well as potential partnerships in an effort to enhance stockholder value. These reviews and discussions focus, among other things, on the opportunities and risks associated with the Company’s business and financial condition and strategic relationships and other strategic options.

In September 2014, an independent director of the Company received a call from an investment banker advising that he was representing an undisclosed party interested in acquiring all or a portion of the Company. The independent director reported the contact to Company management. Thereafter, there were occasional calls between the banker and the Company’s independent director, but no substantive discussions and the banker did not identify that he was acting on behalf of Party A until May, 2015.
In March 2015, senior management of the Company was contacted by Parent on an unsolicited basis, who suggested that it would be interested in exploring a potential acquisition of the Company. The contact did not result in any substantive discussions between the Company and Parent and the independent directors were not involved in the exchange.
During April 2015, the Company engaged independent consultants to provide an external assessment of the Company’s operations and its most recent management forecasts. The independent members of the Company Board also directed members of senior management to prepare a strategic review of each operating business unit for presentation at the Company Board’s meeting on May 28, 2015. During April and May 2015, the Company’s independent directors held discussions at various times regarding the desirability of exploring various strategic alternatives and reviewing management performance and the need for that process to be managed by the independent directors.
During the weeks leading up to May 28, 2015, an independent director of the Company was contacted by Party A on an unsolicited basis, who indicated that it would be interested in exploring a potential acquisition of the Company’s commercial segment.
On May 27 and May 28, 2015, the Company Board held meetings in Annapolis, Maryland, at which the Company’s independent consultants presented their external assessment of the Company’s operations and most recent management forecasts, and members of senior management presented their strategic review of each operating business unit of the Company. On May 28, 2015, following these presentations, the Company Board discussed the outlook of the Company’s business on a standalone basis, as well as the recent inquiry from Party A. The Company Board also reviewed a memorandum from the Company’s outside legal counsel regarding its fiduciary duties. At the conclusion of these discussions, and based on thorough consideration given by the entire Company Board throughout 2015 to the Company’s strategic concerns and options, the Company Board authorized the formation of a special committee (the “Special Committee”), consisting of Messrs. Bell, Bethmann, Jafari, Kutler and Latham, to explore the Company’s strategic alternatives, including a possible sale of the Company, to manage any outreach to third parties in connection with any related process, to identify, interview and retain a financial advisor that could advise the Special Committee on strategic alternatives and, to the extent any such strategic alternative was pursued, to negotiate the terms of any such potential transaction and authorize and approve any such potential transaction.
Later in the day on May 28, 2015, the Special Committee held a meeting. At such meeting, the Special Committee discussed strategic alternatives available to the Company, including a possible sale of the Company, as well as a preliminary strategy for outreach to third parties in an effort to assess their potential interest in a transaction with the Company. The Special Committee also engaged Bryan Cave LLP (“Bryan Cave”) as its outside legal counsel, and discussed the potential engagement of financial advisors, and agreed to hear presentations from Lazard Frères & Co. LLC (“Lazard”), Bank B and Bank C regarding the exploration of strategic alternatives.
On June 2, 2015, the Special Committee heard separate presentations from Lazard, Bank B and Bank C with respect to their qualifications and potential engagement as financial advisor to the Special Committee. Each of Lazard, Bank B and Bank C presented a list of potential strategic alternatives for the Company and an analysis of such alternatives, as well as maintaining the status quo. Additionally, Lazard, Bank B and Bank C discussed their preliminary financial analysis regarding strategic alternatives, including a possible sale of the Company and potential parties who might be viable candidates with respect to a potential transaction. These candidates included both potential strategic and financial acquirors. Following the presentations, the Special Committee discussed the strategic alternatives available to the Company and analyzed those alternatives as compared with maintaining the status quo and the risks inherent in advancing the Company’s long-term plan over time.

On June 4, 2015, the Special Committee held a telephonic meeting with representatives of Bryan Cave present. At such meeting, the Special Committee agreed to move forward with an exploration of the Company’s strategic alternatives and approved the engagement of Lazard to serve as financial advisor to the Special Committee in connection with such process based on its experience in merger and acquisition transactions, including in the Company’s industries, its approach to the due diligence and transaction process, and other relevant factors.
On June 8, 2015, the Company Board held a telephonic meeting with representatives of Bryan Cave present. At such meeting, the Special Committee updated the Company Board as to its recent activities, including the engagement of Lazard.
On June 16, 2015, in response to Party A’s inquiry into a potential transaction involving the acquisition of the Company’s commercial segment, the Special Committee advised Party A that it had retained Lazard to advise it on the Company’s strategic alternatives. Party A subsequently entered into a confidentiality agreement with the Company in July 2015.
During June 2015, representatives from Lazard and members of senior management held numerous meetings, both in-person and telephonic, in connection with Lazard’s business and financial due diligence review of the Company. During this time, representatives from Lazard also assisted the Company’s management team in gathering due diligence materials that could potentially be made available to potential bidders if the Special Committee determined to conduct a sale process. During this period, Lazard updated the Special Committee on general market conditions in the United States and reported the findings of its due diligence review of the Company, including its review of whether a sale process remained a viable alternative for the Company. Lazard informed the Special Committee that, based upon its initial review of the Company’s business and prospects, it remained confident in the viability of a sale process. In connection therewith, Lazard informed the Special Committee that marketing materials had been prepared and that Bryan Cave had drafted a form of confidentiality agreement to be provided to potential bidders. The Special Committee discussed whether it was advisable to begin a formal process of considering a sale of the Company. The Special Committee determined that moving forward with a formal process to explore the Company’s strategic alternatives, specifically a sale of the Company, was in the best interests of the Company and its stockholders, and instructed Lazard to begin contacting certain potential bidders to assess their level of interest. Potential bidders were selected through discussion between the Company’s senior management, the Company Board and Lazard on the basis of identifying third parties with complementary or adjacent businesses, third parties that could potentially have an interest in the acquisition of the entire Company, rather than only the Company’s commercial or government segment, or third parties that senior management believed would have a significant level of interest in a potential acquisition of the Company based on industry knowledge.
Beginning on June 30, 2015, and continuing through the Company’s public announcement on July 6, 2015 of the formation of the Special Committee, representatives of Lazard contacted 127 potential bidders, including 55 strategic buyers and 72 financial buyers, and distributed a form of confidentiality agreement prepared by Bryan Cave to each of them.
On July 1, 2015, representatives of Lazard contacted Parent to gauge its interest in pursuing a strategic transaction with the Company and sent Parent a form of confidentiality agreement.
Between June 30 and September 28, 2015, 62 of the potential bidders executed confidentiality agreements, including Parent, which executed the Confidentiality Agreement on July 13, 2015, all of which contained various negotiated standstill provisions, and upon execution thereof Lazard provided each of these potential bidders, including Parent on July 30, 2015, with a confidential overview describing the Company, which included financial forecasts.
On July 14, 2015, the Special Committee held a telephonic meeting. Representatives from Bryan Cave and Lazard joined the meeting. During the meeting, representatives from Lazard summarized their communications with potential bidders since June 30, 2015. Lazard also discussed its suggested next phases of the process, including meetings between potential bidders and members of senior management.
During August 2015, members of senior management held meetings with 11 potential bidders, including a meeting with representatives of Parent on August 29, 2015, at which senior management gave a general overview of the Company’s business and operations and discussed financial information previously provided to Parent on August 27, 2015.

During August and September 2015, Lazard continued to assist the Company’s management team in gathering due diligence materials to be made available to potential bidders. Also during August and September 2015, at the Special Committee’s direction, Lazard delivered certain non-public information in limited responses to specific diligence questions raised by the potential bidders and their advisors, including Parent.
On September 8 and September 9, 2015, first-round process letters were sent to 54 potential bidders, including Parent, inviting each such potential bidder to submit a preliminary non-binding expression of interest for the acquisition of the Company. The first-round process letters instructed that proposals were to be submitted by September 24, 2015.
During the week of September 21, 2015, members of senior management held separate telephonic meetings with 6 potential bidders, including a telephonic meeting with representatives of Parent on September 24, 2015, at which senior management discussed financial information previously provided to Parent on September 15 and 16, 2015.
Between September 24 and September 25, 2015, 12 bidders submitted non-binding preliminary indications of interest, including 6 strategic buyers and 6 financial buyers, 8 of which contemplated the acquisition of all of the equity interests of the Company, 2 of which contemplated the acquisition of the Company’s commercial segment, and 2 of which contemplated the acquisition of the Company’s government segment. Each indication was subject to the completion of customary business, regulatory, legal and financial due diligence. The bids for the entire Company included a per share indicative range of $3.50 to $4.50, including a bid from Parent on September 25, 2015 at $4.27 per share, and bids by Party B at $4.25 to $4.50 per share and Party C at $3.83 to $4.45 per share. The bids for the acquisition of the Company’s commercial segment included an indicative range of  $280 million to $320 million, including bids from Party A at $280 million to $300 million and from Party D at $300 million to $320 million. Party D’s bid also indicated an awareness that they would be required to bid for the entire Company in order to be competitive, and that they intended to submit such a bid after identifying a partner that would be interested in acquiring the Company’s government segment. The bids for the acquisition of the Company’s government segment included an indicative range of  $75 million to $100 million, including a bid from Party E at $90 million to $100 million.
On September 28, 2015, the Special Committee held a meeting in Annapolis, Maryland. The other independent members of the Company Board joined the meeting in person, and representatives from Bryan Cave and Lazard joined the meeting telephonically. A representative from Lazard provided an overview of the process to date, including information about the parties that executed confidentiality agreements and the meetings held between potential bidders and members of senior management. Lazard then presented the details of the preliminary bids submitted by the 12 bidders, including bids for the entire Company and bids for only the Company’s commercial or government segment, the indicative price ranges, sources of equity, potential debt financing sources and proposed timelines for each bidder. The Special Committee discussed the complexities and time related to separating the Company’s commercial segment from its government segment, as well as potential financial impacts thereof, including tax consequences, as compared to a sale of the entire Company. Additionally, Lazard informed the Special Committee that Party A had expressed an interest in accelerating the process for its bid and the Special Committee discussed how to respond to Party A while assuring that the process would result in the best value for the Company’s stockholders. The Special Committee, with the advice of Bryan Cave and Lazard, expressed its desire to proceed with a sale of the entire Company due to the aforementioned complexities, time and financial impact of separating the Company’s commercial segment from its government segment, or, as an alternative, separate but substantially concurrent sales of each of the commercial and government segments. Representatives from Lazard then outlined its suggested next steps in the process, and recommended that 7 bidders, including Parent, selected on the basis of valuation and timing considerations, be invited into a four-week due diligence period. Lazard also recommended that 2 additional bidders for the entire Company be granted the opportunity to rebid and advance in the process if they significantly increased the value of their bid. One such additional bidder rebid and was advanced in the process. Representatives from Lazard also contacted the lower bidder for the Company’s government segment to indicate that they could continue in the process if they increased the value of their bid, but this bidder was unwilling to continue in the process without assurances that it would be the likely winning bidder, which assurances Lazard was not able to provide.

On September 29, 2015, the Company Board held a meeting in Annapolis, Maryland. The Company’s executive management and representatives of Lazard joined the meeting. A representative from Lazard presented the overview of the process to date and details of the preliminary bids that had been provided to the Special Committee at its meeting on September 28, 2015.
On September 30, 2015, representatives of Lazard had a telephone conversation with representatives of Party A to discuss Party A’s interest in acquiring the Company’s commercial segment. Party A indicated to Lazard that it would not accept any liability following the closing of a potential transaction relating to the Company’s government segment, on which Party A did not intend to perform any due diligence. Party A requested assistance from Lazard in identifying a potential partner that would acquire the Company’s government segment.
Between October 2 and October 5, 2015, each of the 8 bidders selected to advance in the process, including Parent, were granted access to a virtual data room that contained key business, financial, regulatory, legal and other information concerning the Company, including financial projections.
During early-October 2015, members of senior management held in-person and telephonic meetings with each of the 8 bidders continuing in the process, including telephonic meetings with representatives of Parent regarding Parent’s ongoing business, financial, regulatory and legal due diligence.
On October 7, 2015, Lazard informed bidders for the Company’s government segment, including Party  E, that they would be required to submit updated bids on October 19, 2015, in order to determine which such government-only bidder would be partnered with the leading commercial-only bidder. As part of this process, Lazard reached out to 11 potential bidders for the Company’s government segment, and between October 7, 2015 and October 28, 2015, the Company entered into confidentiality agreements with 5 additional potential bidders, all of which contained various negotiated standstill provisions.
Between October 16 and October 18, 2015, second-round process letters were sent to Parent, Party A, Party B, Party C and Party D, inviting each such party to submit a final definitive offer for a potential acquisition of the Company. The second-round process letters instructed that final offers were to be submitted by November 4, 2015.
On October 19, 2015, 4 bidders submitted non-binding preliminary indications of interest for the acquisition of the Company’s government segment. Party E’s bid included an indicative price of  $100 million. The other 3 bids included an indicative price range of  $60 million to $80 million. As a result of this process, after thorough consideration, the Special Committee determined that it was advisable to introduce Party E to Party A, the leading commercial-only bidder after Party D’s position weakened based on its due diligence performed to date, in order to facilitate a bid by Party A for the entire Company. Lazard indicated to Party A that, in order to remain competitive in the process, Party A should bid for the entire Company, and enter into a separate agreement with Party E for the sale of the Company’s government segment that would be consummated following Party A’s acquisition of the Company. The Special Committee’s determination not to continue discussions with the other bidders for the Company’s government segment was based, among other factors, on valuation as well as verbal indications from such bidders that, based on their due diligence performed to date, their submitted valuations were likely to decrease.
On October 21, 2015, representatives of Lazard had a telephone conversation with representatives of Party A to discuss Party A’s concern regarding the potential acquisition of the Company’s government segment for a brief period of time until it could consummate the sale of the Company’s government segment to Party E, including concerns regarding Party A’s inability to provide representations and warranties to Party E relating to the Company’s government segment, and the complexities and timing relating to a transaction in which it would seek to divest the Company’s government segment substantially concurrent with its acquisition of the Company. Party A inquired into the Special Committee’s willingness to consider a transaction whereby the Company would simultaneously enter into separate definitive agreements for the sale of the entire Company to Party A and the sale of the Company’s government segment to Party E. Lazard advised Party A that while the Special Committee was not committed to any particular structure, the Special Committee anticipated receiving bids for the entire Company, and Lazard advised Party A that their proposed structure introduced increased execution risk due to its complexity and timing.

On October 24, 2015, a draft merger agreement prepared by Bryan Cave was uploaded to the virtual data room and the remaining bidders were instructed to provide a mark-up of the draft merger agreement with their bid proposals.
On October 25, 2015, representatives of Lazard sent the draft merger agreement previously uploaded to the virtual data room to Parent.
On October 29, 2015, Parent, through representatives of Lazard, requested meetings with certain members of senior management in order to complete its due diligence. Parent was advised by representatives of Lazard that at that time Parent’s existing offer was inadequate and needed to be increased, and that a representative of Lazard or the Special Committee must be present at any such meetings. Parent advised Lazard that it preferred not to have a representative of Lazard or the Special Committee present at any such meetings.
As the November 4, 2015 deadline for submission of final definitive offers approached, each of Party B and Party C informed Lazard that it was withdrawing from the process in order to pursue other opportunities and would not be submitting a final definitive offer for a potential transaction with the Company.
On November 3, 2015, Parent, through representatives of Lazard, reiterated its request for private meetings with certain members of senior management in order to complete its due diligence, and that it would not hold any such meetings with representatives of Lazard or the Special Committee present. Parent also indicated to Lazard that it intended to submit an enhanced offer on November 4, 2015, but that its offer would still be conditioned on its ability to obtain appropriate access to the Company’s senior management and would reflect the fact that such access had not been granted.
On November 4, 2015, each of Parent, Party A and Party D submitted final offers to the Special Committee. Parent offered $4.75 per share for the entire Company, which price would be financed with a combination of cash on hand and debt financing, and attached a mark-up of the draft merger agreement that had been previously provided. Parent’s offer stated that it expected to speak at greater length with senior management in connection with its offer and ongoing due diligence and requested that the Company enter into an exclusivity agreement with Parent while the parties worked to finalize the merger agreement. Party A offered $5.00 per share for the entire company, but Party A’s offer was conditioned on its ability to simultaneously enter into a definitive agreement for the sale of the Company’s government segment with Party E, and Party A’s obligation to consummate the acquisition of the Company would be subject to various closing conditions specific to the divestiture of the Company’s government segment. Party A did not submit a mark-up of the draft merger agreement with its offer, but indicated to Lazard that it would provide a mark-up at a later date. Party D offered $4.25 per share for the entire Company, and attached a mark-up of the draft merger agreement. Party D’s offer highlighted its inability to identify a partner that would acquire the Company’s government segment, and that its offer was conditioned on the Company simultaneously entering into a definitive agreement for the sale of the Company’s government segment, which sale would be required to occur immediately prior to its acquisition of the Company’s commercial segment for gross proceeds of not less than $100 million.
On November 5, 2015, the Special Committee held a telephonic meeting. Representatives from Bryan Cave and Lazard joined the meeting. Representatives from Lazard updated the Special Committee on the bids submitted by Parent, Party A and Party D. A representative from Bryan Cave then made a presentation to the Special Committee regarding the alternative structures of the transaction and the legal issues related to the bids received from Parent and Party A. The representative from Bryan Cave also reminded the Special Committee of its fiduciary duties in the context of a sale of the Company. The Special Committee engaged in a wide-ranging discussion regarding a response to the bids received from Parent and Party A and how to maximize value for the Company’s stockholders. The Special Committee discussed with its advisors the likelihood that Parent would increase its offer price after being afforded additional access to members of senior management of the Company. The Special Committee determined that it was advisable to grant Parent with such additional access, and instructed Bryan Cave to begin negotiations with Parent’s outside legal counsel, Proskauer Rose LLP (“Proskauer”) on the draft merger agreement. The Special Committee decided not to enter into an exclusivity agreement with Parent. The Special Committee instructed Lazard to not respond to Party D’s bid.

On November 9, 2015, representatives of Parent, including Dr. Stanton D. Sloane, Chief Executive Officer and President of Parent, and the Company met at the Company’s headquarters in Annapolis, Maryland. Representatives of Lazard were also present at the meeting. At this meeting, the Company and Parent management reviewed the Company’s financial information and business prospects in further detail.
On November 10, 2015, the Special Committee held a telephonic meeting. Representatives from Bryan Cave and Lazard joined the meeting. Representatives from Lazard updated the Special Committee on the bids submitted by Parent and Party A, and indicated to the Special Committee that a mark-up of the draft merger agreement was expected from Party A shortly. Later that evening, Party A submitted its mark-up of the draft merger agreement, which was consistent with its bid letter and contained various closing conditions specific to its ability to divest the Company’s government segment. Party A’s mark-up did not include comments to the representations and warranties, which Party A noted it would only be able to complete after it progressed further in its discussions with Party E regarding the divestiture of the Company’s government segment, including the procurement of representation and warranty insurance covering the Company’s government segment. Representatives from Bryan Cave and Lazard discussed with the Special Committee the increased execution risk of a transaction with Party A due to the complexity and timing of Party A entering into a separate transaction with Party E to divest the Company’s government segment, as well as the increased closing risk due to the various closing conditions specific to Party A’s ability to divest the Company’s government segment substantially concurrent with its acquisition of the entire Company.
On November 11, 2015, on behalf of Bryan Cave, Lazard sent to Proskauer an issues list reflecting the principal concerns of the Special Committee regarding Parent’s mark-up of the draft merger agreement, and the following day representatives of Bryan Cave and Proskauer held a telephone conference to discuss the issues list.
On November 12, 2015, representatives of Lazard contacted representatives of Parent to discuss the management meeting held earlier that week and to advise Parent that it would need to increase its offer to acquire the Company. Parent indicated that based on its due diligence conducted to date and discussions with Company management held earlier that week, Parent would expect to raise its offer above $4.75 per share; however, any increased offer would represent Parent’s best and final offer and would be conditioned on the completion of successful customer calls, receipt of all remaining open due diligence items and the approval of a mutually acceptable definitive merger agreement approved by Parent’s board of directors.
On November 13, 2015, representatives of Bryan Cave sent an issues list reflecting the principal concerns of the Special Committee regarding Party A’s mark-up of the draft merger agreement to Party A’s counsel, and later that day representatives of Bryan Cave and Party A’s counsel held a telephone conference to discuss the issues list.
On November 14, 2015, representatives of Parent called representatives of Lazard and indicated that Parent would increase its offer to acquire the Company to $5.00 per share and reiterated that it represented Parent’s best and final offer and was conditioned on the completion of successful customer calls, receipt of all remaining open due diligence items and the approval of a mutually acceptable definitive merger agreement approved by Parent’s board of directors. On this call Lazard inquired as to the terms and conditions of Parent’s debt financing and thereafter Parent sent Lazard a draft of its debt commitment letter.
On November 16, 2015 representatives of Bryan Cave and Proskauer held a telephone conference to discuss the principal concerns of the Special Committee regarding Parent’s draft commitment letter. Later on November 16, 2015, Bryan Cave sent a revised draft of the merger agreement to Proskauer. Thereafter, through the moment of the execution and delivery of the merger agreement, negotiations and the exchange of draft language concerning the terms of the merger continued. Also on November 16, 2015, representatives of Lazard provided Parent with the remainder of the information regarding the Company that Parent had previously requested.
Also on November 16, 2015, Bryan Cave and Lazard also held a telephone conference with Party A and Party A’s counsel to discuss the conditionality of Party A’s bid relating to its ability to divest the Company’s government segment and the increased execution risk of such a transaction due to complexity and timing. Party A indicated that it expected to be in a position to execute a definitive merger agreement no earlier than the week of December 9, 2015.

On November 17, 2015, the Special Committee held a telephonic meeting. Representatives from Bryan Cave and Lazard joined the meeting. Representatives from Bryan Cave and Lazard updated the Special Committee on the recent developments relating to the bids submitted by Parent and Party A. The Special Committee discussed the possibility of entering into a short period of exclusivity with Parent if necessary to expedite the execution of a merger agreement, but ultimately decided not to do so.
On November 18, 2015, Party A submitted a supplemental mark-up of the draft merger agreement, which included extensive revisions to the representations and warranties and retained the various closing conditions previously proposed specific to its ability to divest the Company’s government segment.
Later on November 18, 2015, the Special Committee held a telephonic meeting. Representatives from Bryan Cave and Lazard joined the meeting. Representatives from Bryan Cave and Lazard updated the Special Committee on the recent developments relating to the bids submitted by Parent and Party A. Bryan Cave reported that it had been in on-going negotiations with Proskauer and expected to receive a revised merger agreement within the next 24 hours. Bryan Cave identified some of the remaining issues in the merger agreement in respect of non-price terms, including the need by Parent’s lender for a marketing period prior to the closing of the potential transaction in order to attempt to syndicate its loan to Parent at the closing, which would likely have the effect of delaying the closing of the proposed transaction. Bryan Cave advised the Special Committee of its expectation that the parties should be able to resolve any remaining unresolved items on an expedited basis. Bryan Cave then reported on the various discussions and negotiations with Party A’s counsel relating to Party A’s bid, including the mark-up of the draft merger agreement submitted by Party A earlier that day. Bryan Cave advised the Special Committee of the increased execution risk of a transaction with Party A due to timing and complexity, as well as increased closing risk due to the various closing conditions specific to Party A’s ability to divest the Company’s government segment substantially concurrent with its acquisition of the entire Company. After further discussions with its advisors, the Special Committee decided that a price of  $5.00 per share represented significant value for the Company’s stockholders because of the premium to market price that it represented and for the other reasons discussed below under the heading “— Reasons for the Recommendation of the Company Board,” which are incorporated herein by reference, and was reasonably likely to deliver similar or greater value to the Company’s stockholders than what the Company would deliver pursuant to its current management plan while at the same time providing an immediate return to stockholders and eliminating the inherent risk of achieving the management plan. The Special Committee instructed Bryan Cave and Lazard to continue to negotiate with Parent and its advisors.
From November 19, 2015 to November 22, 2015, Bryan Cave and Proskauer exchanged mark-ups of the merger agreement and discussed and negotiated proposals with respect to items that remained open in the merger agreement, including the need by Parent’s lender for a marketing period prior to the closing of the potential transaction in order to attempt to syndicate its loan to Parent at the closing. During that period of time, Lazard (often in conjunction with Bryan Cave) continued its discussions with Parent and its financial advisor, Citigroup Global Markets Inc. (often in conjunction with Proskauer), regarding various terms and conditions of the merger agreement, Parent’s debt commitment letter and related matters.
On November 19 and November 20, 2015, representatives of Parent held numerous due diligence calls with certain customers of the Company regarding their ongoing relationships with the Company.
Also on November 19, 2015 and November 20, 2015, representatives of Lazard held telephone conferences with Party A to discuss its current bid and the Special Committee’s position that $5.00 per share was not an acceptable purchase price in light of the increased execution and closing risk of its proposed structure to divest the Company’s government segment, and that Party A needed to reconsider its position regarding price and the conditionality relating to the divestiture of the Company’s government segment and return with its best and final offer.
On November 20, 2015, the Special Committee held a telephonic meeting. Representatives from Bryan Cave and Lazard joined the meeting, as did all other members of the Company Board. Representatives from Bryan Cave reported to the Special Committee and the entire Company Board that substantial progress had been made in negotiations with Parent and Proskauer, but that transaction terms and documents were not yet final. Representatives of Bryan Cave then reviewed the Special Committee’s fiduciary duties in connection with the potential sale of the Company. Lazard then presented its preliminary financial analysis of the Company and opinion to the Special Committee that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described to the Special Committee and the entire Company Board, the $5.00 per share cash consideration to be paid to the holders of Company Shares in the Offer and Merger was fair, from a financial point of view, to such holders. Representatives from Bryan Cave then presented a detailed summary of the latest draft of the merger agreement and its provisions to the Special Committee and the entire Company Board, noting where certain minor contractual provisions remained open. The Special Committee agreed to reconvene the following day to receive an update on discussions with Parent and further consider a potential transaction with Parent.
Between November 20, 2015 and November 21, 2015, Bryan Cave and Lazard engaged in on-going negotiations with Parent and Proskauer.
On November 21, 2015, representatives of Party A contacted representatives of Lazard to discuss Party A’s current bid. Representatives of Party A did not indicate any change to Party A’s proposed transaction structure or the time that Party A would require before it expected to be in a position to execute a definitive merger agreement.
During the evening of November 21, 2015, the Special Committee held a telephonic meeting. Representatives from Bryan Cave and Lazard joined the meeting, as did all other members of the Company Board. Representatives from Bryan Cave reported to the Special Committee and the entire Company Board that substantial progress had been made in negotiations with Parent and Proskauer and that all material issues had been resolved, but that transaction documents were not yet final. Representatives of Bryan Cave then reviewed the Special Committee’s fiduciary duties in connection with the potential sale of the Company. Lazard then presented its financial analysis of the Company and orally delivered its opinion to the Special Committee that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described to the Special Committee and the Company Board, the $5.00 per share cash consideration to be paid to the holders of Company Shares in the Offer and the Merger was fair, from a financial point of view, to such holders, which opinion was subsequently confirmed in writing on such date. Representatives from Bryan Cave then delivered a copy of the Merger Agreement to the Special Committee and the entire Company Board and presented a detailed summary regarding the final terms of the Merger Agreement, and the Special Committee and the entire Company Board engaged in a discussion with its advisors regarding these terms. The Special Committee considered various reasons to recommend the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement for approval by the Company Board, including certain countervailing factors. After discussions with its financial and legal advisors, and in light of the reasons considered, the Special Committee unanimously determined that it is in the best interests of the Company and its stockholders to recommend to the Company Board that it (i) approve the execution and delivery by the Company of the Merger Agreement (subject to the resolution of certain minor contractual provisions) and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (ii) upon the terms and subject to the conditions set forth in the Merger Agreement, recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer. For a detailed description of the various reasons considered by the Special Committee and the Company Board, please see below under the heading “— Reasons for the Recommendation of the Company Board,” which are incorporated herein by reference.
Following the adjournment of the meeting of the Special Committee, during the evening on November 21, 2015, the Company Board held a telephonic meeting. Representatives from Bryan Cave and Lazard joined the meeting. Acting upon the unanimous recommendation of the Special Committee, and based on the presentations made by the Special Committee’s legal and financial advisors during the meeting of the Special Committee earlier that evening, at which the entire Company Board was present, and the discussion of the entire Company Board with its advisors regarding the final transaction terms during that meeting, as well as the various reasons considered by the Company Board described below under the heading “— Reasons for the Recommendation of the Company Board,” which are incorporated herein by reference, the Company Board unanimously: (i) determined that it is in the best interests of the Company and its stockholders to enter into, and approved and declared advisable, the Merger Agreement (subject to the resolution of certain minor contractual provisions), (ii) approved the execution and delivery by the

Company of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger, and (iii) upon the terms and subject to the conditions set forth in the Merger Agreement, resolved to recommend that the Company’s stockholders accept the Offer and tender their Company Shares pursuant to the Offer.
During the night of November 21, 2015 and on November 22, 2015, Bryan Cave and Proskauer discussed the Merger Agreement following the meetings of the Special Committee and the entire Company Board and resolved the final provisions of the Merger Agreement to the satisfaction of their respective clients.
On November 22, 2015, Parent delivered its executed debt commitment letter to the Company and Parent, Purchaser and the Company executed the Merger Agreement. At 8:00 a.m. Eastern time on November 23, 2015, the parties issued a joint press release announcing the transaction.
On December 7, 2015, Purchaser commenced the Offer. During the Offer period, Parent and Purchaser intend to have ongoing contacts with the Company and its directors, officers and stockholders.
Reasons for the Recommendation of the Company Board
At a special meeting of the Company Board held on November 21, 2015, the Company Board, after careful review of the facts and circumstances relating to the Offer and the Merger, including the efforts of the Special Committee in developing the material terms of the transaction with the assistance of its and the Company’s advisors and, as appropriate, senior management of the Company and the unanimous recommendation of the Special Committee, and the Special Committee receiving the written opinion of Lazard to the Special Committee that, as of the date of the opinion, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $5.00 per share cash consideration to be paid to the holders of Company Shares in the Offer and the Merger is fair, from a financial point of view, to such holders, determined that the Merger was in the best interests of the Company and the stockholders of the Company, approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, authorized the Company to enter into the Merger Agreement and the related Support Agreements and resolved to recommend to the Company’s stockholders that they tender their Company Shares in the Offer.
In reaching its determination the Company Board considered, and in making its recommendation the Special Committee considered:
•
Premium to Market Price.   The relationship of the Offer Price to the current and historical market prices of the Class A Common Stock (the only publicly traded class of Company Shares). The Offer Price to be paid in cash for each Company Share would provide stockholders of the Company with the opportunity to receive a premium over the current and historical market prices of the Class A Common Stock. The Company Board and the Special Committee reviewed historical market prices, volatility and trading information with respect to the Class A Common Stock, including the fact that the Offer Price represents:

◦
a premium of approximately 13.9% over the closing price per share of the Class A Common Stock on the NASDAQ Global Market on November 20, 2015, the trading day before the execution of the Merger Agreement; and

◦
a premium of approximately 49.7% over the closing price per share of the Class A Common Stock on the NASDAQ Global Market on July 6, 2015, the trading day before the Company announced that the Company Board had formed the Special Committee to explore strategic alternatives.

•
Certainty of Value.   That the consideration to be received by the Company’s stockholders in the Offer and the Merger will consist entirely of cash, which provides liquidity and certainty of value to stockholders. The Company Board and the Special Committee believed this certainty of value was compelling compared to the long-term value creation potential of the Company’s business taking into account the risks of remaining independent, pursing the Company’s current business and financial plans and an analysis of the Company’s historical financial performance and acquisition track record, among other things.

•
The Prospects of the Company.   The Company’s prospects and risks if the Company were to remain an independent company. The Company Board and the Special Committee discussed the Company’s current business and financial plans, including the risks and uncertainties associated with achieving and executing upon the Company’s business and financial plans in the short- and long-term, as well as the general risks of market conditions that could reduce the market price of the Class A Common Stock. Among the potential risks identified by the Company Board and the Special Committee were:

◦
the Company’s ability to manufacture, distribute and commercialize new products successfully;

◦
the Company’s historical performance relative to near term and long term budgets and forecasts;

◦
the competitive nature of the Company’s industry and target markets; and

◦
general risks and market conditions that could reduce the market price of the Class A Common Stock.

•
Potential Strategic Alternatives.   Possible alternatives to the acquisition by Parent, including both the possibility of continuing to operate the Company as an independent entity, and the desirability and perceived risks of that alternative, and the sale of various business units separately and the complexities and tax consequences of a partial sale, the potential benefits to the Company’s stockholders of these alternatives and the timing and likelihood of effecting such alternatives. The Company Board and the Special Committee made an assessment that, among other things, given the comprehensive nature of the auction process conducted by the Special Committee, including marketing the larger business units separately, none of these alternatives was reasonably likely to create greater value for the Company’s stockholders, taking into account risks of execution as well as business, competitive, industry and market risks. The Company Board and the Special Committee also considered the risk that Parent could withdraw its proposal if the Company delayed in proceeding with Parent’s offer.

•
Value.   The Company Board’s and the Special Committee’s belief that the Offer Price of  $5.00 per Company Share represents full and fair value for the Company Shares, taking into account the Company Board’s and the Special Committee’s familiarity with the Company’s business strategy, assets and prospects, and the relative certainty of the consideration in cash for the Offer as compared to forecasted financial results.

•
Negotiations with Parent and Terms of the Merger Agreement.   The Company Board’s and the Special Committee’s belief that the Offer Price of  $5.00 per Company Share represented the highest value reasonably obtainable for the Company Shares, based on the progress and outcome of its negotiations with Parent and others. The Company Board and the Special Committee believed, based on these negotiations and discussions, that the Offer Price was the highest price per Company Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms to the Company to which Parent was willing to agree. Terms of the Merger Agreement supporting the Company Board’s and the Special Committee’s belief that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement were advisable and in the best interests of the Company and the Company’s stockholders include:

◦
Ability to Respond to Certain Unsolicited Acquisition Proposals — The Merger Agreement permits the Company Board, in furtherance of the exercise of its fiduciary duties under Maryland law, to engage in negotiations or discussions with any third-party that has made an unsolicited and written acquisition proposal that constitutes or would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement) if the Company Board determines in good faith that the failure to take such actions would be inconsistent with its fiduciary duties.

◦
Change of Recommendation — If the Company receives a Superior Proposal or if there is an Intervening Event (as defined in the Merger Agreement), the Company Board has the right, prior to the purchase of Company Shares pursuant to the Offer, to withhold, withdraw, amend, modify or qualify, in a manner adverse to Parent or Purchaser, its recommendation to its stockholders of the Offer. The Company Board may not make such an adverse recommendation change unless (i) the Company notifies Parent in writing at least five business days before the adverse recommendation change of its intention to take such action, and provides Parent with certain information relating to the Superior Proposal or Intervening Event, and (ii) the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to do so would be inconsistent with its fiduciary duties. After delivering notice to Parent of the potential recommendation change, the Company must consider in good faith any revisions to the terms of the Merger Agreement made by Parent, and if such terms are revised, then the Company Board may not change its recommendation unless it again finds that the failure to do so would be inconsistent with its fiduciary duties.

◦
Fiduciary Termination Right — The Company Board may terminate the Merger Agreement to accept a Superior Proposal if  (i) the Company has complied with requirements set forth in the previous bullet and (ii) concurrently with such termination, the Company pays to Parent a termination fee in an amount equal to $10,200,000.

◦
Conditions to Consummation of the Offer and Merger; Likelihood of Closing — Parent’s obligations to purchase Company Shares in the Offer and to close the Merger are subject to a limited number of conditions and the Company Board’s and the Special Committee’s belief that the transactions contemplated by the Merger Agreement are reasonably likely to be consummated.

◦
Extension of Offer Period — Purchaser must extend the Offer for successive extension periods of up to 10 business days each (or any longer period as may be approved in advance by the Company) if at any scheduled expiration of the Offer any condition to the Offer (other than the minimum condition set forth in the Merger Agreement) has not been satisfied or waived (to the extent waivable pursuant to the terms of the Merger Agreement), and must extend the Offer twice (and for further extension periods, in its sole and absolute discretion) for a period of ten business days for each extension period if all conditions to the Offer other than the minimum condition have been satisfied or waived (to the extent waivable pursuant to the terms of the Merger Agreement).

◦
No Financing Condition — The transaction is not subject to a financing condition and the existence of Parent’s commitment letter.

•
Timing and Likelihood of Completion.   The anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Company Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration received by those stockholders who tender their Company Shares in the Offer. The Company Board and the Special Committee considered that the potential for closing in a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

•
Opinion of the Company’s Financial Advisor.   The written opinion of Lazard delivered on November 21, 2015, consistent with its oral opinion rendered on the same date, to the Special Committee, that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the $5.00 per share cash consideration to be paid to the holders of Company Shares in the Offer and the Merger was fair, from a financial point of view, to such holders, as more fully described under the heading “— Opinion of the Company’s Financial Advisor”.

•
Support Agreements.   The stockholders who are parties to the Support Agreements are not bound by them if the Company terminates the Merger Agreement in accordance with its terms, allowing such stockholders to vote in favor of an alternative transaction, if any, that may be entered into by the Company.

Each of these factors favored the Company Board’s and the Special Committee’s conclusion that the Offer and the Merger and related transactions were in the best interests of the Company’s stockholders.
The Company Board and the Special Committee also considered a variety of material risks or potentially adverse factors in making its determination and recommendation. These factors included:
•
No Stockholder Participation in Future Growth or Earnings.   Following the Offer and the Merger and related transactions, the Company will cease to be a public company and its current stockholders will no longer participate in any of its potential future growth or benefit from any future increase in the Company’s value.

•
Risks Associated with Failure to Complete the Offer and Consummate the Merger.   The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Class A Common Stock could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•
Interim Restrictions on Business Pending the Completion of the Offer and the Consummation of the Merger.   Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement whereby the Company agreed that it will carry on its business in the ordinary course of business and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•
Effects of Transaction Announcement.   The effect of the public announcement of the Merger Agreement, including effects on the trading price of the Class A Common Stock, and the Company’s ability to attract and retain key management and scientific and research personnel, during the pendency of the transactions contemplated by the Merger Agreement, as well as the possibility of litigation in connection with the Merger.

•
Timing Risks.   The amount of time it could take to complete the Offer and consummate the Merger, including the risk that Parent and Purchaser might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain terms or conditions which may cause one or more of the Offer conditions not to be satisfied.

•
Other Interested Party.   Another party expressed interest in acquiring the Company, but with greater uncertainty around reaching an acceptable deal. See above under the heading “— Background of the Offer.”

•
No Solicitation.   The terms of the Merger Agreement that place certain limitations on the Company’s ability to further shop the Company.

•
Termination Fee.   The Company may be required to pay Parent a termination fee in certain circumstances, including in the event that the Company was to terminate the Merger Agreement to accept another proposal or the Company Board was to change its recommendation to its stockholders of the Offer.

•
Potential Conflicts of Interest.   The interests of certain of the Company’s directors and executive officers that may be different from, or in addition to, the interests of its other stockholders.

•
Taxable Considerations.   For U.S. federal income tax purposes, the cash merger consideration will generally be taxable to the stockholders of the Company being paid the consideration.

This discussion of the information and factors considered by each of the Company Board and the Special Committee in reaching its conclusions and recommendation includes all of the material factors considered by the Company Board and the Special Committee but is not intended to be exhaustive. In view of the wide variety of factors considered by the Company Board and the Special Committee in evaluating the Offer and the Merger and related transactions and the complexity of these matters, the Company Board and the Special Committee did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Company Board and the Special Committee may have given different weight to different factors.
Opinion of the Company’s Financial Advisor
Lazard was retained by the special committee of independent directors of the Company formed for the purpose of exploring strategic alternatives to enhance stockholder value to act as its financial advisor, and to render a fairness opinion, in connection with a potential transaction, such as the proposed Offer and the Merger. On November 21, 2015, Lazard rendered its written opinion, consistent with its oral opinion rendered on the same date, to the Special Committee, that, as of such date, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, the consideration to be paid to holders of Company Shares in the Offer and the Merger was fair, from a financial point of view, to such holders.
The full text of Lazard’s written opinion, dated November 21, 2015, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations set forth therein, is attached to this Schedule 14D-9 as Annex I and is incorporated by reference herein in its entirety. The following summary of Lazard’s opinion is qualified in its entirety by reference to the full text of the opinion. You are encouraged to read Lazard’s opinion and this section carefully and in their entirety.
Lazard’s engagement and its opinion were for the benefit of the special committee of independent directors of the Company formed for the purpose of exploring strategic alternatives to enhance stockholder value (in its capacity as such), and Lazard’s opinion was rendered to the Special Committee in connection with its evaluation of the Offer and the Merger and addressed only the fairness as of the date of the opinion, from a financial point of view, to holders of Company Shares of the consideration to be paid to such holders in the Offer and the Merger. Lazard’s opinion was not intended to, and does not, constitute advice or a recommendation as to whether any holder of Company Shares should tender his or her Company Shares in the Offer or how such holder should otherwise act with respect to the Offer or the Merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of the opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of the opinion. Lazard did not express any opinion as to the price at which shares of the Class A Common Stock may trade at any time subsequent to the announcement of the Offer and the Merger. Further, Lazard assumed, with the consent of the Special Committee, that the value of the shares of the Class B Common Stock was equivalent to that of the Class A Common Stock. In addition, Lazard’s opinion did not address the relative merits of the Offer and the Merger as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Offer and the Merger.
In connection with its opinion, Lazard:
(i)
Reviewed the financial terms and conditions of a draft of the Merger Agreement, dated November 21, 2015;

(ii)
Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)
Reviewed various financial forecasts and other data provided to Lazard by the Company relating to the business of the Company, including financial forecasts prepared by management of the Company, which are referred to in this discussion as the “TCS Management Projections” and are described in “— Certain Projections” below, and financial forecasts prepared by a third party consultant retained by the Company;

(iv)
Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)
Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

(vi)
Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

(vii)
Reviewed historical stock prices and trading volumes of the Class A Common Stock; and

(viii)
Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with such valuation or appraisal. Management of the Company advised Lazard that the TCS Management Projections best reflect their judgment as to the future financial performance of the Company and, accordingly, the Special Committee directed Lazard to utilize such forecasts, rather than the forecasts prepared by the third party consultant, for purposes of Lazard’s opinion. With respect to such forecasts, Lazard assumed, with the consent of the Special Committee, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the assumptions on which they were based.
In rendering its opinion, Lazard assumed, with the consent of the Special Committee, that the Offer and the Merger would be consummated on the terms described in the draft Merger Agreement, dated November 21, 2015, without any waiver or modification of any material terms or conditions of the Merger Agreement. Representatives of the Company advised Lazard, and Lazard assumed, that the Merger Agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of the Special Committee, that obtaining the necessary regulatory or third party approvals and consents for the Offer and the Merger would not have an adverse effect on the Company. Lazard’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Special Committee obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the Offer and the Merger (other than the consideration to be paid in the Offer and the Merger to the extent expressly specified in Lazard’s opinion). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer and the Merger, or class of such persons, relative to the consideration to be paid in the Offer and the Merger or otherwise.
In connection with rendering its opinion, Lazard performed certain financial analyses and reviews of certain information that Lazard deemed appropriate in connection with rendering its opinion as summarized below under “— Financial Analyses” and “— Other Analyses.” The summary of the analyses and reviews provided below under “— Financial Analyses” and “— Other Analyses” is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and review and the application of those methods to particular circumstances and, therefore, is not readily susceptible to partial analysis or summary description. Considering selected portions of these analyses and reviews or the summary contained in “— Financial Analyses” and “— Other Analyses,” without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any particular analysis or review or application thereof considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.
For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to the Company, its business or the Offer or the Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual results or values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.
The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.
Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 19, 2015 and is not necessarily indicative of current market conditions.
Financial Analyses
Selected Comparable Company Multiples Analysis
Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected comparable publicly traded communications technology and defense services and systems companies whose operations Lazard believed, based on its experience with companies in the communications technology and defense services and systems industries and professional judgment, to be generally relevant in analyzing the Company’s operations. Lazard then compared such information to the corresponding information for the Company.
The selected group of companies used in this analysis, which we refer to in this Schedule 14D-9 as the TCS comparable companies, was as follows:
•
CalAmp Corp.

•
Comtech Telecommunications Corp.

•
Internap Corporation

•
KVH Industries Inc.

•
Mercury Systems, Inc.

•
NeuStar, Inc.

•
Telenav, Inc.

•
The KEYW Holding Corporation

•
West Corporation

•
ViaSat Inc.

•
Xura, Inc.

Lazard selected the companies reviewed in this analysis because, among other things, the TCS comparable companies operate businesses similar to the business of the Company. However, no selected company is identical to the Company. Accordingly, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Offer and the Merger and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the TCS comparable companies that could affect the public trading values of each also are relevant.
Lazard calculated and compared various financial multiples and ratios of each of the TCS comparable companies, including, among other things:
•
the ratio of each company’s enterprise value, which Lazard calculated as the market capitalization of each company (based on each company’s closing share price as of November 19, 2015 and fully-diluted share count as of the applicable date specified in its last filed Form 10-K or Form 10-Q, as applicable), plus debt, less cash, cash equivalents and marketable securities as of the applicable date specified in its last filed Form 10-K or Form 10-Q, as applicable, to its calendar year 2015 and 2016 estimated earnings before interest, taxes, depreciation and amortization, commonly referred to as “EBITDA”; and

•
the ratio of each company’s November 19, 2015 closing share price to its calendar year 2015 and 2016 estimated earnings per share, commonly referred to as “EPS.”

The EPS and EBITDA estimates for each of the TCS comparable companies used by Lazard in its analysis were based on Wall Street research, which represents publicly available consensus estimates. The following table summarizes the results of this review(1):
TCS Comparable Companies Multiples
Enterprise Value to 2015E EBITDA	4.7x – 13.9x
Enterprise Value to 2016E EBITDA	4.4x – 11.8x
Share Price to 2015E EPS	5.3x – 27.7x
Share Price to 2016E EPS	4.8x – 22.9x

(1)
EBITDA multiples greater than 20x, P/E multiples greater than 30x and negative multiples were considered not meaningful and were excluded. 2016 estimates were not available for Comtech Telecommunications Corp.

Based on an analysis of the relevant metrics for each of the TCS comparable companies, as well as its professional judgment and experience, Lazard selected reference ranges based on the 25th and 75th percentiles of:
•
6.2x to 11.7x for enterprise value to estimated 2015 EBITDA and 6.1x to 10.7x for enterprise value to estimated 2016 EBITDA; and

•
14.4x to 24.3x for share price to 2015 estimated EPS and 13.4x to 22.9x for share price to 2016 estimated EPS.

Lazard applied each such range of share price to EPS multiples, which are referred to as “P/E multiples,” for the TCS comparable companies to the estimated EPS of the Company, as reflected in the TCS Management Projections, and applied each such range of enterprise values to EBITDA multiples for the TCS comparable companies to the estimated EBITDA of the Company, as reflected in the TCS Management Projections.

This analysis resulted in an implied price per share range for shares of the Class A Common Stock, as compared to the consideration to be paid in the Offer and the Merger, as set forth below.
Implied Price Per Share Range	Consideration to be paid in the Offer and the Merger
$2.36 – $7.49	$5.00
Discounted Cash Flow Analysis
Lazard performed a discounted cash flow analysis of the Company, which is a valuation methodology used to derive a valuation of a company by calculating the present value of its estimated future cash flows. “Future cash flows” refers to projected unlevered free cash flows of a company. Lazard calculated the discounted cash flow value for the Company as the sum of the net present value of each of:
•
the estimated future cash flows that the Company is expected to generate for each of years 2015 through 2020; and

•
the estimated value of the Company at the end of 2020, or the terminal value.

The estimated future cash flow was derived from data provided by the Company management under the TCS Management Projections, as the TCS Management Projections did not itself provide an explicit calculation of estimated unlevered free cash flows. The following table sets forth the estimated unlevered free cash flows as calculated by Lazard based on the TCS Management Projections for each of years 2015 through 2020:
Quarter Ending December 31, 2015E	Fiscal Year Ending December 31,
	2016E	2017E	2018E	2019E	2020E
(in millions)
$3.2	$16.6	$18.4	$23.7	$25.2	$25.2
For its discounted cash flow calculations, Lazard applied discount rates ranging from 8.00% to 9.00%. Such discount rates were based on the mid-range of Lazard’s judgment of the estimated range of weighted average cost of capital, based on a number of factors, including, among others, the median unlevered risk profile of the Company’s selected group of comparable companies as set forth above in “— Selected Comparable Company Multiples Analysis,” the Company’s estimate of its after-tax cost of long-term debt and the Company’s consolidated leverage ratio.
The terminal value of the Company was calculated applying various exit EBITDA multiples ranging from 7.5x to 9.5x. The exit EBITDA multiples were selected by Lazard by reference to enterprise value to EBITDA trading multiples calculated for the Company as well as the enterprise value to EBITDA trading multiples of the TCS comparable companies. Lazard applied such ranges of exit EBITDA multiples, consistent with the TCS Management Projections, to determine a terminal value for the Company.
Lazard averaged the price per share ranges implied by these calculations and, based on this analysis, reviewed the implied price per share range for shares of the Class A Common Stock as compared to the consideration to be paid in the Offer and the Merger as set forth below:
Implied Price Per Share Range	Consideration to be paid in the Offer and the Merger
$4.36 – $5.66	$5.00
Selected Precedent Transactions Multiples Analysis
Lazard reviewed and analyzed selected precedent merger and acquisition transactions involving companies in the communications technology and defense services and systems industries it viewed as generally relevant in analyzing the Company. In performing this analysis, Lazard reviewed certain financial information and transaction multiples relating to the companies involved in such selected transactions and compared such information to the corresponding information for the Company. Specifically, Lazard reviewed 12 merger and acquisition transactions announced since May 2012 involving companies in the communications technology and defense services and systems industries for which sufficient public information was available.
The selected group of transactions reviewed in this analysis was as follows:
Announcement Date	Target	Acquiror
06/15/2015	Acision BV (now Xura, Inc.)	Comverse Technology, Inc.
06/01/2015	Electronic Products Division of Kratos Defense & Security Solutions, Inc.	Ultra Electronics Holdings PLC
03/02/2015	Mavenir Systems, Inc.	Mitel Networks Corporation
02/06/2015	Exelis Inc.	Harris Corporation
05/20/2014	Aeroflex Inc.	Cobham PLC
04/14/2014	Reliance Communications Ltd.	West Corporation
10/01/2013	Parvus Corporation	Curtiss-Wright Corporation
08/26/2013	Globecomm Systems Inc.	Wasserstein & Co.
04/29/2013	Telular Corporation	Avista Capital Partners
09/10/2012	Poole & Associates, Inc.	The KEYW Holding Corporation
06/10/2012	Micronetics, Inc.	Mercury Computer Systems (now Mercury Computer Systems, Inc.)
05/3/2012	Thrane & Thrane A/S	Cobham plc
To the extent publicly available, Lazard reviewed, among other things, the enterprise value to last twelve months (“LTM”) EBITDA multiples of each of the target companies implied by the selected transactions by comparing the enterprise value implied by the acquisition price to the relevant target company’s LTM EBITDA for the twelve months immediately preceding the announcement date of the transaction. LTM EBITDA amounts for the target companies were based on publicly available financial information and analyst research.
The following table summarizes the results of this review:
Selected Precedent Transactions Enterprise Value to LTM EBITDA Multiples
High	12.5x
Median	8.9x
Low	6.0x
Based on an analysis of the relevant metrics for each of the transactions, as well as its professional judgment and experience, Lazard selected a LTM EBITDA multiple reference range based on the 25th and 75th percentiles of 7.9x to 10.7x to the LTM EBITDA of the Company.
This analysis resulted in an implied price per share range for shares of the Class A Common Stock, as compared to the consideration to be paid in the Offer and the Merger as set forth below:
Implied Price Per Share Range	Consideration to be paid in the Offer and the Merger
$3.07 – $4.47	$5.00
Other Analyses
The analyses and data described below were presented to the Special Committee for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Premiums Paid Analysis
Lazard performed a premiums paid analysis based on the premiums paid, where applicable, in selected communications technology and defense services and systems transactions. These transactions have been listed above under the caption “Selected Precedent Transactions Multiples Analysis.”
The analysis was based on the one-day implied premiums paid in the selected precedent transactions. Lazard calculated the implied premium paid in each transaction by comparing the per share consideration to be paid in the transaction at the time of the announcement of each transaction to the target company’s stock price one day prior to the announcement of the transaction.
The analyses indicated the following premiums paid:
Selected Precedent Transactions 1-Day Premiums Paid
High	97.6%
Median	27.0%
Low	2.2%
Based on the foregoing, Lazard applied the median premium of 27.0% for the selected precedent transactions to the closing price of the shares of the Class A Common Stock Shares as of July 6, 2015, the last full trading day before the Company announced the formation of the special committee of independent directors of the Company formed for the purpose of exploring strategic alternatives to enhance stockholder value. Based on the foregoing, Lazard calculated an implied price per share of Class A Common Stock of $4.24.
Miscellaneous
Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In addition to Lazard’s engagement by the Special Committee described herein, Lazard in the past has provided certain investment banking services to the Company, for which it has received compensation, including having acted as financial adviser to the Company in connection with an exchange of convertible notes in July 2013. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the opinion committee of Lazard.
Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to the Special Committee because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in the communications technology and defense services and systems industries specifically, as well as its familiarity with the business of the Company.
The Company and Parent determined the consideration to be paid in the Offer and the Merger of $5.00 in cash per Company Share, to be paid to the holders of Company Shares in the Offer and the Merger, through arm’s-length negotiations, and the Company Board, acting upon the unanimous recommendation of the Special Committee, unanimously approved such consideration. Lazard did not recommend any specific consideration to the Special Committee or any other person or indicate that any given consideration constituted the only appropriate consideration for the Offer and the Merger. Lazard’s opinion was one of many factors considered by the Company Board, as discussed further above under “Background and Reasons for the Company Board’s Recommendation — Reasons for the Recommendation of the Company Board.”

For a description of the terms of Lazard’s engagement as Lazard’s financial advisor, see the discussion under Item 5 below.
Certain Projections.
The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.
In November 2015, in connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Special Committee, the Company Board and Lazard unaudited risk-adjusted, forward-looking financial information for the fiscal years 2015 through 2020 based upon projections developed by the Company’s management (the “Forecasts”). The Forecasts were reviewed by the Special Committee and the Company Board and discussed with management, and, at the direction of the Special Committee, used by Lazard in connection with their opinion to the Special Committee and related financial analyses. A summary of the Forecasts is set forth below. The Forecasts are subject to certain assumptions, risks and limitations, as described below.
The Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants or consultants. The Forecasts do not comply with GAAP. The summary of the Forecasts is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Company Shares in the Offer, but because these Forecasts were made available to the Special Committee, the Company Board and Lazard. The Forecasts may differ significantly from publicized analyst estimates and forecasts or those prepared by other third parties and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger. While the Special Committee retained a third party to prepare certain other projections in consultation with management, and these projections were provided to bidders in connection with the process, these projections were not used by the Special Committee or Lazard in evaluating the transaction, and are not included herein, as management and the Special Committee believed that the Forecasts best reflect their judgment as to the future financial performance of the Company.
The Forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. Important factors that may affect actual results and result in such Forecasts not being achieved include, but are not limited to: failure to complete the Offer and consummate the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Further, the Forecasts also do not include certain items that were viewed to be non-recurring and, therefore, not indicative of future trends in the business.
Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company and Lazard or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Forecasts necessarily predictive of actual future events, and the Forecasts should not be relied upon as such. None of the Company, Lazard, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Forecasts, and the Company undertakes no obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date such Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Neither the Company nor, to the knowledge of the Company, Lazard intends to make publicly available any update or other revisions to these Forecasts. None of the Company, Lazard or their respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts or that forecasted results will be achieved. The Company has made no representation to Parent or Purchaser, in the Merger Agreement or otherwise, concerning these Forecasts.
The estimates of EBITDA included in the Forecasts were calculated in accordance with GAAP and other measures which are derived from GAAP, but such estimates constitute non-GAAP financial measures within the meaning of applicable rules and regulations of the SEC. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.
In light of the foregoing factors and the uncertainties inherent in these Forecasts, stockholders are cautioned not to place undue, if any, reliance on these Forecasts.
The financial forecasts for 2015 through 2020 fiscal years included in the company projections were as follows:
	Fiscal Years Ending December 31
	2015	2016	2017	2018	2019	2020
	(In millions, except per share amounts)
Revenue	$387.9	$418.0	$450.0	$459.0	$459.0	$459.0
Gross Profit	$143.6	$153.9	$171.0	$174.4	$174.4	$174.4
EBITDA	$39.1	$45.3	$58.7	$61.1	$61.1	$61.4
Non-GAAP EBIT	$26.6	$29.9	$42.8	$44.4	$44.4	$44.4
Non-GAAP Net Income	$18.1	$20.1	$24.0	$25.3	$25.3	$24.6
Non-GAAP Earnings Per Share	$0.29	$0.33	$0.36	$0.37	$0.37	$0.36
Intent to Tender.
To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Company Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Company Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, Messrs. Tosé and Kutler entered into the Support Agreements, pursuant to which each agreed to tender all of the Company Shares held by such stockholder, as well as any additional Company Shares that such stockholder may acquire, to Purchaser in the Offer. See Item 3 above under the heading “Arrangements with Purchaser and Parent — Support Agreements.”
Item 5.
Persons/Assets Retained, Employed, Compensated or Used.

In connection with Lazard’s services as financial advisor to the Special Committee with respect to the Offer and the Merger, the Company agreed to pay Lazard a fee based on the aggregate consideration involved in the Offer and the Merger, calculated as of immediately prior to the closing of the transactions contemplated by the Merger Agreement (at the time of the signing of the Merger Agreement, such amount was calculated to be approximately $9.1 million), of which $2.0 million became payable upon the rendering of Lazard’s opinion and the remainder is contingent upon the closing of the transactions contemplated by the Merger Agreement. The Company has also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against various liabilities that may arise from or be related to Lazard’s engagement, including certain liabilities under United States federal securities laws.
Neither the Company, nor any person acting on its behalf, has employed, retained or agreed to compensate any person or class of persons to make solicitations or recommendations in connection with the Offer or the Merger.
Item 6.
Interest in Securities of the Subject Company.

No transactions with respect to the Company Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.
Item 7.
Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.
Item 8.
Additional Information.

Named Executive Officer Golden Parachute Compensation.
The “named executive officers” for purposes of this disclosure are: Maurice B. Tosé (Chairman of the Board, President and Chief Executive Officer); Richard A. Young (Executive Vice President and Chief Operating Officer); Thomas M. Brandt, Jr. (Senior Vice President & Chief Financial Officer) and Timothy J. Lorello (Senior Vice President and Chief Marketing Officer). In addition, as required by Item 402(t) of Regulation S-K, the table below includes as a named executive officer Drew A. Morin, former Senior Vice President and Chief Technology Officer of the Company. As previously disclosed, Mr. Morin’s employment with the Company terminated effective as of November 27, 2015, and Mr. Morin is not currently an executive officer or employee of the Company. Neither the purchase of Company Shares pursuant to the Offer nor the Merger will result in any additional payments, distributions or benefits becoming due to Mr. Morin.
As required by Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation that each named executive officer of the Company could receive that is based on or otherwise related to the consummation of the Offer or the Merger. These amounts have been calculated assuming the Merger is consummated on December 7, 2015, and, where applicable, assuming that each named executive officer’s employment was terminated by the Company without “good cause” or that each named executive officer resigned for “good reason,” each as defined in their respective employment agreements (either, a “qualifying termination”) on December 7, 2015. The amounts indicated below are estimates of amounts that would be payable to the named executive officers and the estimates are based on multiple assumptions that may not prove correct or may occur at times different than the time assumed. Accordingly, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.
The employment agreement for each named executive officer other than Mr. Tosé contains a provision pursuant to which the payments or benefits that may be provided to the named executive officers in connection with a change in control will be reduced to the maximum amount possible to avoid the imposition of any excise taxes that may be imposed on the named executive officers pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), unless the named executive officer would receive, on a net after-tax basis, a greater amount by receiving all payments and benefits and paying all excise and income taxes thereon.

The employment agreement for Mr. Tosé provides that the Company will pay Mr. Tosé an amount equal to two-thirds of any excise tax that may be imposed on Mr. Tosé under Section 4999 of the Code in connection with any payments or benefits that may be paid to Mr. Tosé in connection with a change in control of the Company, up to a maximum of  $500,000. However, the employment agreement with Mr. Tosé also contains a provision pursuant to which the Company will not be required to pay Mr. Tosé a gross-up payment if Mr. Tosé would receive, on a net after-tax basis (taking into account any gross-up payment that may be made), a lesser amount than he would receive if all payments and benefits were reduced to the maximum amount necessary to avoid the imposition of any excises taxes.
Golden Parachute Compensation
Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Pension/Non- Qualified Deferred Compensation ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)(5)	Other ($)(6)	Total ($)(7)
Maurice B. Tosé	5,909,769	2,479,207	0	328,000	664,984	0	9,381,960
Richard A. Young	1,049,825	291,308	0	0	0	0	1,341.133
Thomas M. Brandt, Jr.	547,769	234,388	0	0	0	0	782,157
Drew A. Morin*	0	0	0	0	0	0	0
Timothy J. Lorello	483,966	125,468	0	0	0	0	609,434

*
Mr. Morin’s employment with the Company was terminated effective November 27, 2015. No payments, distributions or benefits that are based on or otherwise relate to the Merger will be due to Mr. Morin.

(1)
Cash.   Amounts include the value of double-trigger cash lump sum and, for Messrs. Young, Brandt and Lorello, base salary continuation severance payments to each named executive officer under his employment agreement with the Company. The severance payment for Mr. Tosé is conditioned upon his qualifying termination that occurs prior to the second anniversary of the Effective Time and his execution, delivery and non-revocation of a release of claims, and is equal to three (3) times the sum of his base salary plus his annual target bonus of 200% of his base salary, although the amount of Mr. Tosé’s severance may be reduced pursuant to the terms of his employment agreement to avoid the imposition of Code Section 4999 excise taxes. Messrs. Young, Brandt and Lorello are entitled to cash severance payments conditioned upon a qualifying termination within 12 months after the consummation of the Offer or Merger as follows: $839,860 for Mr. Young, which is two (2) times his base salary, and $365,179 and $322,644, respectively, for Messrs. Brandt and Lorello, which is one (1) times their base salary. In addition, Messrs. Young, Brandt and Lorello also are entitled to continued payment of their base salary for six months or such longer period remaining in the term of their respective employment agreements upon a qualifying termination of employment at any time. These amounts are $209,965 for Mr. Young; $182,590 for Mr. Brandt and $161,322 for Mr. Lorello. The total cash amount for each of Messrs. Young, Brandt and Lorello is subject to reduction under their respective employment agreements to the extent necessary to avoid imposition of the Code Section 4999 excise tax, but the reduction will be made only if it results in the executive officer receiving a greater after-tax amount than the after-tax amount he would have received had no reduction been made. Each of Messrs. Young, Brandt and Lorello must execute, deliver and not revoke a release of claims in order to receive the foregoing amounts.

(2)
Equity.   At the Effective Time, each Company stock option is cancelled and converted into a right to receive an amount of cash, if any, equal to the product of  (x) the number of Company Shares subject to the Company stock options and (y) the excess, if any, of the Offer Price of  $5.00 per share over the exercise price per share of that option. In addition, unvested Company stock options held by named executive officers other than Mr. Tosé vest immediately upon the completion of the Offer, and Mr. Tosé’s unvested Company stock options and other incentive equity awards vest immediately upon a qualifying termination that occurs prior to the Effective Time. The amount reflected in this column for each of the named executive officers other than Mr. Tosé is equal to the cash amount payable to such named executive officer upon cancellation at the Effective Time of his Company stock options that are currently unvested. The amount for Mr. Tosé includes $496,102, which is the equal to the cash amount payable upon cancellation at the Effective Time of his Company stock options that are currently unvested, $1,268,075, which is equal to the amount of cash payable upon cancellation at the Effective Time of a number of Company Shares equal to the number of his unvested restricted stock awards, and $715,207, which is the amount of cash payable upon cancellation at the Effective Time of a number of Company Shares equal to the maximum number of shares that may be earned pursuant to an outstanding performance award if that award is not terminated pursuant to the terms of the Company’s Stock Incentive Plan.
(3)
Pension/Non-Qualified Deferred Compensation.   None of the named executive officers will receive any increased pension or non-qualified deferred compensation benefits in connection with the Merger.

(4)
Perquisites/Benefits.   This amount is an estimate of the total expected cash payments to Mr. Tosé and his spouse for lifetime coverage under the Company’s group health plan following a qualifying termination that occurs prior to the second anniversary of the Effective Time. This estimate is based on actuarial methods, considerations and analysis that conform to the relevant Standards of Practice as promulgated by the Actuarial Standards Board, Assumptions and methods include a 5% discount rate, Medicare Part A and Part B enrollment when eligible, current census data, a 7% medical trend grading to 4.5% by the year 2020, the RP 2000 Combined Healthy projected to 2015 mortality table, and the continuation of spousal benefits after Mr. Tosé’s death. None of the other named executive officers is entitled to receive any perquisites or other personal benefits.

(5)
Tax Reimbursements.   This amount includes $164,984, which is an estimate of the total amount payable by the Company to Mr. Tosé or his spouse to cover their estimated federal, state and local income and payroll taxes on the cash amounts they receive to cover the cost of lifetime coverage under the Company’s group health plan (see footnote 4, Perquisites/Benefits), and $500,000, which is the maximum amount that may be paid to Mr. Tosé in connection with any excise tax liability under Section 4999 of the Code.

(6)
Other.   There are no other payments that the named executive officer could receive that are based on or otherwise related to the Merger.

(7)
Total.   The following table shows, for each named executive officer, the amounts of golden parachute compensation that are single trigger or double trigger in nature, as the case may be. The single trigger amounts shown in this table are limited to the amount received in connection with the cancellation at the Effective Time of unvested Company Options and the double trigger amounts shown in this table include all other Golden Parachute Compensation shown in the table above.

Named Executive Officer	Single Trigger	Double Trigger
Maurice B. Tosé	$496,102	$8,885,858
Richard A. Young	$291,308	$1,049,825
Thomas M. Brandt, Jr.	$234,388	$547,769
Drew A. Morin	$0	$0
Timothy J. Lorello	$125,468	$483,966
Vote Required to Approve the Merger.
The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer, as a first step in the acquisition of the Company, is intended to facilitate the acquisition of all the Company Shares. Under the MGCL and the Company’s charter, if Parent, through Purchaser, acquires, pursuant to the Offer or otherwise, at least at least a majority of the total number of outstanding Company Shares entitled to vote on the matter, the Merger may be effected without any action by the stockholders of the Company. Accordingly, after the purchase of Company Shares by Purchaser pursuant to the Offer, the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 3-106.1 of the MGCL. As required by the Merger Agreement and Section 3.106.1 of the MGCL, all of the outstanding Company Shares not purchased pursuant to the Offer (other than any Company Shares owned immediately prior to the Effective Time by Parent or Purchaser or any subsidiary of Parent, Purchaser or the Company) will, in the Merger, receive the same amount and type of consideration that is being provided to Company Shares tendered in Offer.

Short-Form Merger.
Under Section 3-106.1 of the MGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least the amount of shares of each class of the outstanding Company Shares, subject to the receipt of required regulatory approvals, Purchaser and Parent will be able to effect the Merger after completion of the Offer under the short-form merger provisions of the MGCL without any further action by the stockholders of the Company.
Furthermore, if Purchaser and Parent own less than all of the outstanding Company Shares as of immediately prior to the short-form merger, then a Maryland short-form merger notice must be provided to each of the Company’s stockholders who otherwise would have been entitled to vote on the Merger at least 30 days prior to the completion of the short-form merger. Such notice appears under the caption “Notice of Offer and Merger under Section 3-106.1 of the Maryland General Corporation Law” contained in the Offer to Purchase, dated December 7, 2015, filed as Exhibit (a)(1) of the Schedule TO and is incorporated herein by reference.
Appraisal Rights.
The Company’s stockholders do not have appraisal rights in connection with the Offer or the Merger.
Anti-Takeover Statutes.
The Company is incorporated under the laws of the State of Maryland and is governed by the MGCL and its charter and bylaws.
Business Combinations.   Under the MGCL, certain “business combinations” between a Maryland corporation and an “interested stockholder” or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer, issuance or reclassification of equity securities. An interested stockholder is defined as: (i) any person who beneficially owns directly or indirectly 10% or more of the voting power of the corporation’s outstanding voting stock; or (ii) an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner directly or indirectly of 10% or more of the voting power of the then outstanding voting stock of the corporation.
A person is not an interested stockholder if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. In approving a transaction, however, the board of directors may provide that its approval is subject to compliance, at or after the time of the approval, with any terms and conditions determined by it.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder or an affiliate of an interested stockholder that was not exempted from the operation of the statute prior to the person becoming an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single class; and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or which are held by an affiliate or associate of the interested stockholder. These super-majority voting requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. In accordance with this statute, the Company’s Board of Directors has exempted any business combination contemplated by the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, from the provisions the Maryland Business Combination Act to the fullest extent permitted by Maryland law.
The Company has elected to be generally subject to this statute. However, the Company, by provision in its charter and Bylaws, has elected not to have the statute apply to Mr. Tosé, or any entity controlling, controlled by or under common control by Mr. Tosé or certain parties related to Mr. Tosé.

Control Shares Acquisitions.   The MGCL provides that a holder of  “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to those shares except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock of the corporation in which the acquirer, officers of the corporation or directors who are employees of the corporation are entitled to exercise or direct the exercise of voting power in the election of directors are excluded from shares entitled to vote on the matter. Except as otherwise specified in Title 3, Subtitle 7, a “control share acquisition” means the acquisition of control shares. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is entitled to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.
A person who has made or proposes to make a “control share acquisition”, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of such demand to consider the voting rights of the shares.
If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any special meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition.
The control shares acquisition act does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation by a provision adopted at any time before the acquisition of the shares. The Company has elected to be generally subject to this statute. However, by provision in its charter and Bylaws, the Company has elected not to have Title 3, Subtitle 7 apply to any shares of the Company’s capital stock owned by Mr. Tosé or any entity controlling, controlled by or under common control by Mr. Tosé or certain parties related to Mr. Tosé. Prior to the Effective Time, the Company will further amend its Bylaws to exempt from the provisions of Title 3, Subtitle 7 any acquisition of any shares of the Company by any person or entity pursuant to or in connection with the transactions contemplated by the Merger Agreement.
The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Company Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Company Shares tendered in the Offer.

Regulatory Approvals.
Under the HSR Act and the rules promulgated thereunder, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination,” or (i) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form, or (ii) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Company Shares pursuant to the Offer is subject to such requirements. The Company filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division in connection with the purchase of Company Shares in the Offer and the Merger on December 7, 2015. The required waiting period with respect to the Offer will expire at 11:59 p.m., New York City time, 15 calendar days after such filings, unless earlier terminated by the FTC and the Antitrust Division or extended by a request for additional information and documentary material prior to that time. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Company Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Company Shares pursuant to the Offer or seeking divestiture of the Company Shares so acquired or divestiture of substantial assets of Parent, Purchaser and/or the Company. Private parties and individual States of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.
The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the articles of merger with the State Department of Assessments and Taxation of Maryland and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company and its subsidiaries are qualified to do business) that would be required for Parent’s or Purchaser’s acquisition or ownership of the Company Shares.
Annual and Quarterly Reports.
For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2014 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015 filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements.
The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements and are based on the Company’s current beliefs and expectations. These forward-looking statements include: statements regarding the planned completion of the Offer and the Merger; statements regarding the anticipated timing of filings and approvals relating to the Offer and the Merger; statements regarding the expected timing of the completion of the Offer and the Merger; statements regarding the ability to complete the Offer and the Merger considering the various closing conditions; and projected financial information. The Company’s actual future results may differ materially from the Company’s current expectations due to the risks and uncertainties inherent in its business. These risks include, but are not limited to: uncertainties as to the timing of the Offer and the Merger; uncertainties as to the percentage of the Company stockholders tendering their shares in the Offer;

the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Merger; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; the risk that stockholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; and risks and uncertainties pertaining to the business of the Company, including the risks and uncertainties detailed under “Risk Factors” and elsewhere in the Company’s public periodic filings with the SEC, as well as the tender offer materials filed by Parent and Purchaser in connection with the Offer.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

Item 9.
Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated December 7, 2015 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed with the SEC on December 7, 2015 by Parent and Purchaser (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (including Internal Revenue Service Form W-9, including instructions for completing the form) (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(3)*	Opinion of Lazard Frères & Co. LLC, dated November 21, 2015 (included as Annex I to this Schedule 14D-9).
(a)(4)	Form of Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(5)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(6)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(7)	Joint Press Release issued by Parent and the Company, dated November 23, 2015 (incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2015).
(a)(8)	Summary Newspaper Advertisement, published December 7, 2015 in Investor’s Business Daily (incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO).
(a)(9)*	Letter to Stockholders of the Company, dated December 7, 2015, from Maurice B. Tosé, President and Chief Executive Officer of the Company.
(e)(1)	Agreement and Plan of Merger, dated as of November 22, 2015, by and among Parent, Purchaser and the Company (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2015).
(e)(2)	Tender and Support Agreement, dated as of November 22, 2015, by and among Parent, Purchaser, the Company and Maurice B. Tosé (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2015).
(e)(3)	Tender and Support Agreement, dated as of November 22, 2015, by and among Parent, Purchaser, the Company and Jon B. Kutler (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2015).
(e)(4)	Confidentiality and Non-Disclosure Agreement, dated as of July 13, 2015, by and between Parent and the Company (incorporated herein by reference to Exhibit (d)(4) to the Schedule TO).
(e)(5)	Teaming Agreement, dated as of March 25, 2010, as amended, by and between the Company and Comtech Systems, Inc. (incorporated herein by reference to Exhibit (d)(5) to the Schedule TO).
(e)(6)	Non-Exclusive Teaming Agreement, dated as of May 18, 2011, by and between the Company and Comtech Systems, Inc. (incorporated herein by reference to Exhibit (d)(6) to the Schedule TO).
(e)(7)	TCS Teaming Agreement, dated as of April 9, 2013, by and between the Company and Comtech Systems, Inc. (incorporated herein by reference to Exhibit (d)(7) to the Schedule TO).
(e)(8)	Form of Indemnification Agreement between the Company and its officers and directors (incorporated herein by reference to Exhibit 10.7 of the Company’s Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-35522), filed with the SEC on June 19, 2000).
(e)(9)	First Amended and Restated Employee Stock Purchase Plan (incorporated herein by reference to the Company’s Registration Statement on Form S-8 (No. 333-136072)).

Exhibit Number	Description
(e)(10)	Form of Incentive Stock Option Agreement (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).
(e)(11)	Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).
(e)(12)	Form of Restricted Stock Grant Agreement (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011).
(e)(13)	Fifth Amended and Restated 1997 Stock Incentive Plan (incorporated herein by reference to Appendix A to the Company’s definitive proxy statement for its 2007 Annual Meeting of stockholders as filed with the SEC on April 30, 2007 (No. 000-30821)).
(e)(14)	Employment Agreement dated February 1, 2010, by and between the Company and Richard A. Young (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).
(e)(15)	Employment Agreement dated February 1, 2010, by and between the Company and Thomas M. Brandt, Jr. (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).
(e)(16)	Employment Agreement dated February 1, 2010, by and between the Company and Timothy J. Lorello (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2006).
(e)(17)	Amended and Restated Stock Incentive Plan (incorporated herein by reference to Appendix A to the Company’s definitive proxy statement for its 2010 Annual Meeting of stockholders as filed with the SEC on April 30, 2010 (No. 000-30821)).
(e)(18)	Third Amended and Restated Employee Stock Purchase Plan (incorporated herein by reference to the Company’s definitive proxy statement for its 2013 Annual Meeting of stockholders as filed with the SEC on April 29, 2013 (No. 000-30821)).
(e)(19)	Employment Agreement dated March 3, 2014, by and between the Company and Maurice B. Tosé (incorporated herein by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013).
(e)(20)	Amendment, dated as of November 22, 2015, to Employment Agreement between the Company and Maurice B. Tosé (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on November 23, 2015).

*
Filed herewith

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
TeleCommunication Systems, Inc.
By:
/s/ Maurice B. Tosé

Name: Maurice B. Tosé
Title:   President and Chief Executive Officer
Dated: December 7, 2015

ANNEX I

November 21, 2015
Special Committee of the Board of Directors
TeleCommunication Systems, Inc.
275 West Street
Annapolis, Maryland 21401
Dear Members of the Special Committee:
We understand that TeleCommunication Systems, Inc., a Maryland corporation (the “Company”), Comtech Telecommunications Corp., a Delaware corporation (“Parent”), and Typhoon Acquisition Corp., a Maryland corporation and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”). Pursuant to the Agreement, Parent will cause Merger Sub to commence a tender offer (the “Offer”) to purchase any and all of the outstanding shares of the Class A common stock, par value $0.01 per share, of the Company (the “Class A Common Stock”) and shares of the Class B common stock, par value $0.01 per share, of the Company (the “Class B Common Stock,” together with the Class A Common Stock, the “Company Common Stock”) at a price per share of Company Common Stock of $5.00 payable in cash (the “Consideration”). The Agreement further provides that following the consummation of the Offer, Merger Sub will be merged with and into the Company and each then outstanding share of Company Common Stock, other than shares of Company Common Stock held by the Company, Parent, Merger Sub or their subsidiaries and shares of Company Common Stock that have been irrevocably accepted for purchase by Merger Sub in the Offer, will be automatically converted into the right to receive cash in an amount equal to the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.
The Special Committee of the Board of Directors of the Company (the “Committee”) has requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock of the Consideration to be paid to such holders in the Transaction.
In connection with this opinion, we have:
(i)
Reviewed the financial terms and conditions of a draft, dated November 21, 2015, of the Agreement;

(ii)
Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)
Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company, including financial forecasts prepared by a third party consultant retained by the Company and financial forecasts prepared by management of the Company;

(iv)
Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)
Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)
Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)
Reviewed historical stock prices and trading volumes of the Class A Common Stock; and

(viii)
Conducted such other financial studies, analyses and investigations as we deemed appropriate.

Special Committee of the Board of Directors
TeleCommunication Systems, Inc.
November 21, 2015

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. Management of the Company has advised us that the financial forecasts prepared by management best reflect their judgment as to the future financial performance of the Company and, accordingly, the Committee has directed us to utilize such forecasts, rather than the forecasts prepared by the third party consultant, for purposes of our opinion. With respect to such forecasts, we have assumed, with the consent of the Committee, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.
Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of the Class A Common Stock may trade at any time subsequent to the announcement of the Transaction. Further, we have assumed, with the consent of the Committee, that the value of the Class B Common Stock is equivalent to that of the Class A Common Stock. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.
In rendering our opinion, we have assumed, with the consent of the Committee, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of the Committee, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that that the Committee obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction, including any voting, support or financing agreements. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.
Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Committee in connection with the Transaction and will receive a fee for such services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided certain investment banking services to the Company, for which we have received compensation, including, during the past two years, having acted as financial adviser to the Company in connection with an exchange of convertible notes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Special Committee of the Board of Directors
TeleCommunication Systems, Inc.
November 21, 2015

Our engagement and the opinion expressed herein are for the benefit of the Committee (in its capacity as such) and our opinion is rendered to the Committee in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender his or her shares of Company Common Stock in the Offer or how such stockholder should otherwise act with respect to the Transaction or any matter relating thereto.
Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders of Company Common Stock.
Very truly yours,
/s/ Lazard Frères & Co. LLC
LAZARD FRÈRES & CO. LLC
LAZARD FRÈRES & CO. LLC
125 High Street
21st Floor
Boston, MA 02110